8/13


03029503

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: MOL Rt. (MOL Hungarian Oil and Gas Plc.)

*CURRENT ADDRESS: H-1117 Budapest
Október huszonharmadika u. 18.
H-1502 Budapest, Pf.: 22
Hungary

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 4224

FISCAL YEAR 12/31/98

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☑	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/21/03

MOL Rt. (Registration Number 82-4224)
Information furnished pursuant to Rule 12g3-2(b)

MOL

Annual Report and Accounts

AR/S
12-31-97

03 AUG 12 ... 7:21

· 1 9 9 7 ·

MOL

Annual Report and Accounts

·1997·

Contents

MOL'S ANNUAL REPORT ON THE 1996 FINANCIAL YEAR PUBLISHED LAST YEAR WAS VOTED BY THE HUNGARIAN FINANCIAL COMMUNITY THE BEST HUNGARIAN ANNUAL REPORT AMONG THE BUDAPEST LISTED COMPANIES

MISSION STATEMENT:

"Our corporation is the leading integrated oil and gas company in Hungary and a major petroleum enterprise in the region. We intend to develop our exploration and production activities to international levels. It is our objective to increase the business value of our company and to provide a competitive return to our shareholders also by taking advantage of our diversification potential."

MOL Hungarian Oil and Gas Company is one of the leading integrated oil and gas groups in Central and Eastern Europe and the largest company in Hungary by sales revenues.

Core activities of our group include:

– the exploration and production of crude oil, natural gas and gas products;

– the refining, transportation and storage of crude oil, and the transportation, storage and distribution of crude oil products in both retail and wholesale markets;

– the importation, transmission, storage and wholesale trading of natural gas and other gas products.

We are market leaders in each of our core activities in Hungary. It is our main objective to provide superior levels of shareholder's returns by fully exploiting our existing and new market potential, by implementing a dynamic development and expansion strategy and by realising as much as possible the potential for further internal efficiency improvements. Nearly 75% of MOL is owned by institutional and private investors. MOL shares are listed on the Budapest and Luxembourg Stock Exchanges and traded on the London's SEAQ International system.

1997 Financial and Operating Highlights

Key financial data, IAS (HUF, billion)	*1996*	*1997*	*change %, 1997/96*
Net sales revenues	**497.6**	**637.0**	**+28.0**
Operating profit	**32.2**	**50.0**	**+55.3**
Profit before taxation	**26.9**	**38.9**	**+44.6**
Net income	**22.7**	**30.6**	**+34.8**
Operating cash flow	**66.2**	**77.7**	**+17.4**
Capital expenditures and investments	**55.2**	**85.3**	**+54.5**
EPS (earnings per share), HUF	**233.3**	**313.9**	**+ 34.5**
Dividend per share, HUF	**37**	**80**	**+116.2**

Key operational data (HUF, billion)	*1996*	*1997*	*change %, 1997/96*
Net proven reserves			
- crude oil, million bbl.	**58.4**	**60.9**	**+4.2**
- natural gas, million boe	**251.3**	**232.5**	**-7.5**
Total hydrocarbons, million boe	**309.7**	**293.4**	**-5.3**
Net daily average production			
- crude oil bbl/day	**35.7**	**33.0**	**-7.6**
- natural gas, boe/day	**57.8**	**59.3**	**+2.6**
Total hydrocarbons, boe/day	**93.5**	**91.2**	**-2.5**
Oil product sales			
- domestic sales, kt	**5,213**	**5,359**	**+2.8**
- export sales, kt	**1,935**	**1,794**	**-7.3**
Total oil product sales, kt	**7,148**	**7,153**	**+0.1**
Number of filling stations			
- MOL 2000 in Hungary	**153**	**179**	**+17**
- Other domestic	**173**	**168**	**-2.9**
- International	**8**	**28**	**+250**
Total number of filling stations	**334**	**375**	**+12.3**
Natural gas sales, million cubic meters	**12,388**	**11,816**	**-4.6**

· Consolidated net income grew to HUF 30.6 billion in 1997 according to International Accounting Standards, reaching a record level in the history of MOL. As a result of our efficiency improvement efforts, operating profit grew to HUF 50 billion, with an increase of more than 55% over 1996.

· We spent HUF 85.3 billion on our capital expenditure programmes, about 55% more than in 1996. Our key development areas included the expansion of domestic

and regional filling station networks, further modernization of refining assets, new international exploration projects, development and maintenance of pipelines and natural gas storage facilities, as well as investments relating to the protection of the environment. We have continued to streamline our organisation and developed further our management and operational systems as well as rationalised our investment portfolio.

· MOL share price has shown significant improvement throughout the year, reaching a price of HUF 5,000 by the end of the year. At the same time MOL's GDRs climbed above USD 24, representing a four-fold improvement in HUF terms and more than a three-fold improvement in USD terms since the Initial Public Offering in late 1995. Thus, our shareholders could achieve very competitive returns on their investment. In the latest privatisation phase completed in March of 1998, our Company became a majority investor-owned public company and state ownership has been reduced to a 25% shareholding plus one vote shareholding as required by current legislation.


HUF BN
50
40
30
20
10
0
-10
1994
1995
1996
1997
OPERATING PROFIT
NET INCOME


HUF BN
HUF BN
750
650
550
450
350
250
150
120
100
80
60
40
20
0
1994
1995
1996
1997
NET SALES REVENUES (LEFT SCALE)
EXPORT SALES (RIGHT SCALE)
100
HUF BN
80
60
40
20
0
1994
1995
1996
1997
OPERATING CASH FLOW
CAPITAL EXPENDITURES

Chairman's Letter to Shareholders



"In 1997 we secured outstanding returns for our shareholders, surpassing what most of the sector could offer."

DEAR SHAREHOLDERS,

1997 was an outstanding year for MOL, with strongly improved results and record profitability levels. This success is primarily a result of the joint efforts of the company's management and employees and endorses the sound basis of strategy and objectives. Recognition of MOL's performance was also reflected in the success of the subsequent offering of shares and the strong performance of MOL shares on the Budapest Stock Exchange. As a result of the significant increase in profits, the Board of Directors proposed to pay a gross dividend of HUF 80 per share for the 1997 financial year, an increase of 116% over the previous year.

During the reporting period a number of changes have taken place within the composition of the Supervisory Board, most notably the death of our chairman, Mr Rieb, whose experience and professional knowledge was a great asset during the establishment and restructuring of MOL. Mr. György Ziaja, who has also significantly contributed to the work of the Supervisory Board, has been appointed to the post of chairman for the period until the Annual General Meeting of 1998.

Despite increasing competition, MOL continued to retain its leading position in the domestic market and strengthened its position as one of the leading oil and gas companies in the region. In addition, our name is becoming more and more familiar in the field of international exploration and production, while our domestic exploration efforts have resulted in significant oil findings in Hungary. Demostrating our stronger international participations, we gained new concessions as partners of renowned international companies in promising areas, such as Greece, Egypt and Albania, and with our new production licenses, production of crude oil will commence in Tunisia in 1998, in our first international discovery.

Also in 1997, we continued to maintain a secure supply of natural gas to the country. As part of this we are continuously developing our underground gas storage system in order to better manage seasonal peaks and to ensure the safety of supply. In addition to our existing long-term gas supply agreements, we have signed gas sales contracts with similar terms and conditions with our gas distributor consumers.

In the oil product market we not only retained our market share against intensifying competition, but also increased our shares in many key product groups as a result of high quality production, a flexible pricing policy and our commitment to satisfying the demands of our customers. The most visible sign of the company's growth is the modernisation of the majority of MOL filling stations we operated in Hungary which, in compliance with MOL 2000 standard, satisfy the strictest environmental regulations and provide a wide range of services to customers. We plan to increase the number of retail sites under the MOL logo from the present 347 to some 400 by 2000, ensuring even better coverage in Hungary. In line with our strategy,

we have made significant steps towards making MOL one of the leading oil and gas companies in the region. By the end of the year MOL was operating 28 filling stations in the neighbouring countries, and we plan to increase that number to 150 in the medium term. As a result motorists in the neighbouring countries are now being offered high quality service at MOL filling stations in more and more locations. Alongside our retail expansion, we successfully grew our wholesale activities through subsidiaries established in adjacent countries.

We are preparing ourselves for the condition to be achieved as part of the European integration process. Today, MOL products are in full compliance with current EU regulations and even exceed them under certain criteria. We are continuously modernising and developing our refineries in order to further decrease the sulphur content of our products before the year 2000, in accordance with the stringent regulations, and to increase our refineries' efficiency. We can confidently state that one of MOL priorities is environmental conservation.

We are making considerable efforts to cut our operating costs, and we intend to achieve this through the implementation of new financial and performance-management systems and further development of our information systems. We have significantly rationalised our organisation, staff and operations during last year. This was carried out with maintaining well-balanced employee and union relations. By extending the system of performance measures, our primary aims for the future is to increase shareholder value through the application of value-based management. At the same time we are proud of our 1997 total shareholder return, which exceeds the rate of most of our quoted competitors. This was mainly achieved as a result of significant increase in MOL share price.

I would like to take this opportunity to express my appreciation to our collegues for their enormous contribution, whose expertise and experience in the oil industry remains the key to MOL's future development and success.



LÁSZLÓ PÁL
CHAIRMAN OF THE BOARD OF DIRECTORS

SHAREHOLDER RETURNS 1996-97


140 %
120
100
80
60
40
20
0
1996
1997
EUROPEAN INTEGRATED OIL AND GAS COMPANIES
(BP, ELF, ENI, OMV, PETROFINA, REPSOL, SHELL, TOTAL)
MOL

MARKET CAPITALISATION OF MOL


500
HUF BN
400
300
200
100
0
31.12.1995.
31.12.1996.
31.12.1997.

Review of the Chief Executive Officer



"Our record profit provides a sound financial basis for expanding our international activities."

I AM PLEASED to report on behalf of MOL management that in 1997 we closed the most successful year ever in the history of MOL. After experiencing a strong profit improvement already in 1996, a net profit of HUF 30.6 billion was realized in 1997 according to International Accounting Standards which corresponds to a net income of HUF 34.8 billion according to the Hungarian Accounting Regulations. Thus, we exceeded the financial target set at the beginning of the privatisation process, which pledged to achieve at least 10% return on equity by the end of 1998. The key contributing factors to our sustained performance improvement included the formulation and implementation of a clear corporate strategy targeted towards growth and efficiency and the business-oriented transformation of our operations. An improvement in the overall state of the Hungarian economy and a real growth in the domestic GDP generating an increase in the domestic demand for crude oil products have all positively influenced our performance. Our business successes are reflected in the consistent increase of the price of MOL shares and in the successful third tranche of the privatisation of the company as well.

Successes in domestic exploration and expansion of the international exploration portfolio

MOL's indigenous crude oil production satisfied 20% of domestic demand in 1997 at a significantly lower cost than import unit costs. At the same time 36% of the domestic natural gas demand was satisfied by our domestic sources. Due to the maturity of our major oil and gas fields, the proportions have been reducing slightly during 1997. This reinforces the need to employ new methods to bring undeveloped reserves into production and optimize the production from developed reserves. Using new exploration and technological procedures and new proven geologic models, we have discovered crude oil reserves in the Hungarian Sávoly D and DK fields in the south and southeast regions in volumes that exceed our annual production capacity. According to our corporate strategy, our international exploration portfolio was also extended in 1997. We acquired concessions in countries that can be considered promising from a sectoral perspective, such as Yemen, Egypt and Greece. It is our objective to create a valuable international exploration and production portfolio, to put an end to the declining trend in reserves by the millennium and then gradually increase our hydrocarbon reserves and production. We are focusing our international efforts in North Africa, the Middle East, South-Eastern Europe and the CIS countries. The first notable success in our international exploration activity was the discovery of good quality crude oil reserves in the West Sabria oil field in Tunisia, where production is expected to be started in 1998.

WE DISCOVERED NOTICEABLE CRUDE OIL RESERVES IN THE DOMESTIC REGION OF SÁVOLY



Still losses but positive changes in the gas business

Our natural gas business, which represents a significant part of our corporate assets and had a 34% share in our net sales revenues still made a loss in 1997 due to the unsatisfactory price regulation prevailing in Hungary. However, during the last quarter of the year the loss been turned into profits, as a result of several natural gas price adjustements and improvements and downward changes in import prices. Since the gas business has a decisive impact on MOL's future profitability, we consider it essential for the future to be able to achieve returns that reasonably reflect the costs and risks common in this activity and prevailing market conditions.

To secure reliable natural gas supplies for the future, we signed long-term gas purchase agreements not only with our Russian partners, who represent the majority of our import deliveries, but also with French and German suppliers. We continued to expand our underground gas storage capacity in Zsana, in order to secure reliable natural gas supplies for peak demand periods. Gas transit volumes to Yugoslavia and Bosnia Herzegovina reached a pre-war level in 1997. We expect an increase in these volumes for the future years and are confident that profit contribution from transit activity will increase significantly in the future.



FURTHER STRONG DEMAND GROWTH IS EXPECTED IN NATURAL GAS SALES

Stable domestic market shares

As a result of the domestic economic recovery, there was a noticeable increase in the demand for crude oil products, contributing to an increase in MOL's total domestic oil product sales by 3%. We managed to retain our leading market position in the total wholesale of oil products despite increased competition following a decrease in customs charges. Market shares for our most important product groups inreased as a result of our policy to offer competitive market prices and to deliver high quality products. This resulted in MOL controlling an overall 81% of the wholesale market. As part of our business policy we endeavour to offer our customers high quality services and products. We established a long-term cooperation and harmonious relationships with our suppliers. In an increasingly competitive environment, MOL maintained and strengthened its leading market position in the domestic retail sector which was primarily attributable to continuing modernisation and new investments. By the end of the year, out of a total of 347 domestic filling stations operated by MOL, 179 met the state-of-the-art MOL 2000 standards, also meeting the most stringent environmental requirements. Our corporate card systems are becoming increasingly popular and, the number of our card-user customers almost tripled in 1997. In response to a definite demand, the company introduced a new retail loyalty card to our individual customers in 1998.

THE 175TH MOL 2000 FILLING STATION IN SZOLNOK, AT THE MOTORWAY BYPASS


MOL



MOL'S FIRST FILLING STATION IN CROATIA HAS BEEN OPENED IN OSIEK

An enhanced regional role

We also continued to expand our markets by simultaneously extending our filling station networks and crude oil product wholesale activities in the neighbouring countries. At year end there were 28 MOL filling stations in operation outside Hungary and we plan to considerably increase their numbers in the next couple of years. The majority of these facilities have been built according to the MOL 2000 standard, enabling motorists in the neighbouring countries to become familiar with our high standard of service. We have experienced very favorable levels of customer interest and throughput in our international wholesale. Winning the bid to purchase AMOCO's Romanian retail operations was an important step forward for us as we acquired properties suitable for 12 filling stations, of which eight are located in the capital, Bucharest. The implementation of our regional strategy is also facilitated by the establishment of joint ventures in these countries.

Ongoing efficiency improvement programmes

The implementation of efficiency improvement programmes continued in 1997 with the objective of enhancing operational efficiency and cutting costs. The first tangible benefits started to emerge already in 1997. To reduce operational and overhead costs and improve corporate decision-making efficiency and speed, we implemented a new corporate operating and organisational structure, where the number of decision-making levels was reduced. This restructuring process covered the elimination of existing parallelities and the creation of an integrated purchasing, human resource, financial management and communication functions. We continued to improve our information systems and the implementation of financial and performance management systems.

Human and environmental values remain in focus

MOL corporate philosophy pays special attention to protect nature and natural resources. By taking an environmental conscious approach we intend to meet the more and more stringent international environmental requirements.

We have spent about HUF 32.1 billion on environmental or related investments since 1990, including 8.5 billion in 1997, primarily to reduce the emission of gas fuelled engines, improving soil and groundwater quality, and upgrading waste incinerators and flue gas cleaning systems.

ONE OF OUR ENVIRONMENTAL INVESTMENTS IMPLEMENTED DURING 1997 - WASTE WATER (TREATMENT) SYSTEM IN DUNA REFINERY



We put great emphasis on protecting the health and safety of our employees and allowing them to enjoy competitive compensations. In parallel with organisational changes we intend to spread a changing organisational culture in the company based on commonly shared values helping to achieve our strategic goals. We integrated Health protection, Safety and Environmental protection (HSE) both corporate and operative level. Our collegues are highly qualified and have extensive experience in the sector. We consider as an important achievement that every major business unit of MOL is by now operating according

to the ISO 9002 quality assurance system certifications. It is an outstanding success, even by international standards, that the ISO 14001 certification has already been granted to MOL's Tisza Refinery and to the environmental management system operating at our lubricants business.

Future objectives are sustained growth and value creation

MOL's successes in 1997 strengthened our commitment to higher performance and quality and we are confident that they will serve as an excellent basis for future growth. According to our corporate strategy we are expanding our business activities in different areas.

We are proceeding with the conversion of our remaining filling stations to MOL 2000 standard facilities, to offer a wider range of articles and services and to provide a higher throughput and profit margins. According to our expectations by the turn of the century we will have about 400 retail filling stations in Hungary, out of which some 300 should meet the MOL 2000 standard. Our regional filling station network will expand rapidly and new exploration projects should be brought into production. We increase our efforts to identify and implement international exploration and aquisition projects. Our medium-term objective is to develop and maintain a portfolio of 20-25 projects.

Within the gas business sector, our key medium-term objective is to obtain market-based returns under improved price regulation conditions. In the light of this, we continue to invest in the gas business, primarily in underground storage facilities and in the field of transmission. We see further potential in natural gas transit projects, contract storage services and in the field of power generation.

We initiated refinery developments, which will enable us to maintain and enhance our competitiveness; these investments will be completed within the next three years. We launched a residue upgrading project in the Duna Refinery with the objective of increasing the volume of competitive, high quality, high value products. Besides efficiency improvement efforts to enhance the long-term competitiveness of our refineries we intend to continue partnership negotiations. We are proceeding with efficiency improvement projects launched earlier and we expect that these projects will result in further cost cutting and improvement in performance during the coming years.

We are developing further our management information systems, financial management and control, information technology, and accounting and reporting systems. We intend to divest the bulk of our non-core business operations and investments in the medium-term focusing more on the core activities.

Our strong financial performance provides a sound basis for implementing our regional growth strategy and an extended international involvement.



ZOLTÁN MÁNDOKI
CHIEF EXECUTIVE OFFICER

Board of Directors



BÉLA CSEH (1) DR. DÁNIEL MAGYARI (2) SZILÁRD KIRÁLY (3) GÁBOR BARANYAI (4)
GYŐZŐ WIEGAND (5) LÁSZLÓ PÁL (6) EMESE SZENTPÉTERY (7)
DR. MIKLÓS DOBÁK (8) DR. SÁNDOR DOLESCHALL (9) ZOLTÁN MÁNDOKI (10) DR. TIBOR PALÁNKAI (11)


1
2
3
4
5
6
7
8
9
10
11

LÁSZLÓ PÁL (56)

Chairman of the Board of Directors. Electrical engineer, computer technician. Graduated from the Institute of Energy in Moscow. Member of Parliament between 1990 and April 1997, Minister of Industry and Trade between 1994 and 1995, member of the Energy Committee of the Hungarian Academy of Sciences. Chairman of the Board of Directors since 1995.

ZOLTÁN MÁNDOKI (44)

Chief Executive Officer, economist. Graduated from the Budapest University of Economics. Deputy head of the Economics Department of the OKGT between 1987 and 1992, Senior Vice President for Strategic and Business Planning between 1992 and 1995, CEO of the company and member of the Board of Directors since 1995.

BÉLA CSEH (50)

Senior Vice President, mechanical and welding engineer. Graduated from the Budapest Technical University. He held various positions within OKGT from 1972, director of marketing and trade from 1992, director of the filling station network unit from 1995. Senior Vice President of Refining and Marketing Division since 1996. Member of the Board of Directors since 1997.

DR. DÁNIEL MAGYARI (49)

Senior Vice President, mining engineer, Euro engineer, graduated from the Technical University of Heavy Industry in Miskolc. He was head engineer of the Gellénháza Production Unit between 1978 and 1992, the director of the Hajdúszoboszló Production Unit between 1992 and 1994, appointed Senior Vice President of Exploration and Production Division in 1995, member of the Board of Directors since 1997.

GÁBOR BARANYAI (42)

Chemical engineer. Graduated from the University of Chemical Industry in Veszprém, holds an MBA degree from Pittsburgh University. He has been general manager of Central European Telecom Investments in Hungary since February 1995. Member of the Board of Directors since 1996.

DR. MIKLÓS DOBÁK (43)

Economist with a doctorate in economics. Head of the department for Management and Organisation at the Budapest University of Economics. Vice Chairman of the Committee for Management and Organisation Sciences at the Hungarian Academy of Science. He has been member of the Board of Directors since 1996.

DR. SÁNDOR DOLESCHALL (62)

Mechanical engineer, oil engineer, mathematician, Ph.D. in technical sciences. He held various positions at the OKGT between 1959 and 1991. He was the director of the SZKFI (Hungarian Hydrocarbon Research and Development Institute) and member of the Board of Directors of OKGT between 1980 and 1991. Member of MOL's Board of Directors since 1994, deputy Chairman of the Board since 1996.

SZILÁRD KIRÁLY (37)

Economist, graduated from the University of Economics in Berlin, sales director of Systrade Ltd. between 1985 and 1991, senior counsellor of ÁV Rt. since 1993, managing director of ÁPV Rt. between 1995 and 1998, currently managing director of Kvantum Investment Bank. Since 1997 the representative of ÁPV Rt., the legal entity member of the Board of Directors.

DR. TIBOR PALÁNKAI (60)

Economist, Professor and Rector of the Budapest University of Economics, Head of Faculty for World Economics until 1995, associate member of the Hungarian Academy of Sciences, chairman of the Sub-Committee for Economics at the Hungarian Nominations Committee, vice chairman of the European Community Studies Association and of the Hungarian Foreign Relations Society, member of the Board of Directors since 1996.

EMESE SZENTPÉTERY (41)

Economist, graduated from the Budapest University of Economics, worked for the Planning Department of the Central Institute for Mining Development from 1981, for the Energy Department of the National Planning Office between 1986 and 1991, senior deputy head of department at the Ministry of Industry, Trade and Tourism since 1991, member of the Board of Directors since 1997.

GYŐZŐ WIEGAND (64)

Electrical and heat power engineer, director of the State Energy Supervisory Board until 1991, chief advisor of the National Nuclear Energy Office, secretary general of the Energy Management Association in Hungary, member of the Board of Directors since 1994.

Executive Management



THE EXECUTIVE MANAGEMENT CONSISTS OF THE CHIEF EXECUTIVE OFFICER, SIX SENIOR VICE PRESIDENTS AND CORPORATE DIRECTORS.

DR. TIBOR GULYÁS (1) DR. BALÁZS OROSZ (2) ZOLTÁN ÁLDOTT (3) ANDRÁS DÓCZI (4) JÁNOS KAZAL (5) FLÓRIÁN KUGLER (6) DR. VERONIKA DANKNÉ SZENTGYÖRGYI (7) GUSZTÁV LÉKAI (8) DR. DÁNIEL MAGYARI (9) ZOLTÁN MÁNDOKI (10) BÉLA CSEH (11)

ZOLTÁN MÁNDOKI 44)
Chief Executive Officer

DR. DÁNIEL MAGYARI (49)
Senior Vice President

BÉLA CSEH (50)
Senior Vice President

DR. TIBOR GULYÁS (45)
Senior Vice President

Engineer and economist who graduated from the University of Chemical Industry in Veszprém and the Budapest University of Economics. Held different positions at the OKGT since 1976, head of department and director of the Exploration and Production Division between 1992 and 1994, coordination director of the division from 1994, director of strategic planning from 1995, Senior Vice President for strategy and controlling since 1996.


5
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DR. VERONIKA DANKNÉ SZENTGYÖRGYI (55)
Senior Vice President

Economist, graduated from the Budapest University of Economics, head of the economics department at the OKGT between 1984-1991, prior to which she held various positions in the same department. She has been Senior Vice President for finance since 1992.

FLÓRIÁN KUGLER (50)
Senior Vice President

Mechanical engineer and a specialized economist in the field of human resources who graduated from the Pollack Mihály Technical College and the Budapest University of Economics. After serving in different positions at OKGT, he was the director of human resources at the Exploration and Production Division between 1991 and 1994, Senior Vice President for human resources since 1995.

GUSZTÁV LÉKAI (53)
Senior Vice President

Gas industry engineer and economist who graduated from the Technical University of Heavy Industry in Miskolc and the Budapest University of Economics. Director of the Hajdúszoboszló Production Unit from 1975, CEO of TIGÁZ between 1986 and 1990, held different positions in hydrocarbon exploration and production companies, director of the Domestic Production and Underground Storage Business Unit between 1994 and 1995, Senior Vice President for corporate services since 1996.

ZOLTÁN ÁLDOTT (30)
Director of Capital Markets

Economist, graduated from the Budapest University of Economics Faculty of Foreign Trade. He was an associate at Creditum Financial Consulting Ltd. between 1990 and 1991. From 1992 to 1995 he was senior associate and then managing director at Eurocorp International Finance Co., Director of Capital Markets, responsible for privatisation and investor relations since 1995.

JÁNOS KAZAL (54)
Director of Communications

Graduated from Eötvös Loránd University, from 1968 he was editor at the Educational Publishing Company, he held various positions at the Hungarian Television and Hungarian Radio between 1970 and 1992, consultant at Publico PR Agency between 1992 and 1994, editorial director at daily newspaper 'Napi Gazdaság' and editor at TV Híradó (News). In 1996 he was appointed PR director and has been Director of Communications since 1997.

DR. BALÁZS OROSZ (47)
Chief Legal Counsel

Lawyer and legal adviser, graduated from the Law Faculty of Eötvös Loránd University. Legal adviser then Senior Vice President, member of the Board of Directors of IBUSZ from 1976. Managing director of Danube Travel Ltd. and later franchise director of IBUSZ Travel Agency between 1992 and 1994, president of INKA Holding Co. from February, 1996, chief legal counsel since December of the same year.

ANDRÁS DÓCZI (55)
Director, Corporate Secretary to the Board of Directors.

Geologist, economist, graduated from the József Attila University and the Budapest University of Economics, he worked at the OKGT in various positions including as secretary to the Senior Vice President responsible for mining operation, and to the CEO. Prior to that he held different positions at different state enterprises active in oil and gas sector. He has been working in this current position since 1991.

Exploration and Production



DR. DÁNIEL MAGYARI
SENIOR VICE PRESIDENT

"Key factors in achieving improved financial performance were adjustments made to natural gas pricing, extension of natural gas transit activities and increase in operating and cost efficiency."

Core activities of MOL's Exploration and Production Division comprise the exploration and production of crude oil and natural gas, the importation, storage, wholesale trade and transportation of natural gas, the transit of crude oil and natural gas as well as the production, importation and wholesale trade of liquefied gas products including LPG.

• The financial performance of the division improved further in 1997, with an operating profit of HUF 32.5 billion according to IAS, representing an increase of 23% on the previous year. Sales revenues increased by 36% to exceed HUF 242 billion. This increase was attributable to the revenue increases resulting from natural gas and crude oil sales, a slowdown in the rate of increase of domestic production costs and additional income derived from transit fees, indicating the increased importance of natural gas transit.

• Production of crude oil and natural gas declined as expected in 1997. However, MOL discovered significant crude oil reserves in the fields of Sávoly D and Sávoly DK (in the south and southeast) amounting to about 9 million barrels, which was higher than our 1997 annual production.

• Natural gas sales volume were about 5% below our last year's record, due to milder than average wheather conditions and lower sales to power generation consumers. The gas business was adversely affected by losses on natural gas import activities and repeated price corrections during the year, however, ultimately the losses have been reduced by the end of the year. There were dynamic revenue increases in the contribution from natural gas transit to Yugoslavia and Bosnia.

• Depletion of domestic reserves and a corresponding decline in production can be offset by increased international exploration and field development activities, in addition to reserve acquisitions. During 1997, MOL increased its activities in the international marketplace by acquiring new concession rights and took further steps to create an international exploration portfolio. Our investments during the year focused on domestic exploration and field development projects and on developing underground gas storage facilities.

DIVISIONAL RETURN ON ASSETS 1994-97



25 %
20
15
10
5
0
-5
1994
1995
1996
1997
OPERATING PROFIT/TANGIBLE ASSETS

Key figures of E&P division, according to IAS (HUF billion)	1996	1997	change % 97/96	1997 mUSD*
Net sales revenues	178.0	242.1	+36.0	1,293.5
Operating profit	26.4	32.5	+23.1	173.6
Depreciation, depletion and amortisation	15.9	22.1	+39.0	118.1
Tangible assets	143.3	161.6	+12.8	863.4
Capital expenditures	23.2	35.8	+54.3	191.3

* In converting HUF financial data into US dollars the 1997 average NBH middle rate was used: 1 USD=HUF 187.17

Hydrocarbon Exploration and Production

MOL's Exploration and Production strategy is oriented towards achieving an increase in hydrocarbon reserves and production levels, an expansion of international activities and a continuous improvement in cost effectiveness.

MOL plays a leading role in domestic hydrocarbon exploration and production. We have six hydrocarbon production regions in Hungary. According to company estimates, total proven developed and undeveloped net hydrocarbon reserves were 40.2 million tons oil equivalent or 293 million bbl oil equivalent in Hungary as of 31 December 1997, comprising 39.5 billion m^3 of natural gas and 8.3 million tonnes of crude oil reserves. MOL tested 16 exploratory wells and 17 development wells in 1997. The success rates were 44% and 100% for the exploratory and development wells, respectively. As a result of the application of new and more detailed geological models, MOL was able to discover significant crude oil reserves in the Sávoly field. We expanded our proven crude oil reserves in the Sávoly Southeast field by 6.5 million bbl. to raise the total proven crude oil reserves in this field to 11.7 million bbl. Around 2.5 million bbl of proven crude oil reserve was discovered in the Sávoly South region, where production is expected to begin in 1998.

The application of three-dimensional (3D) seismic measurement techniques, in conjunction with modern instrumentation and facilities, allows the reevaluation of conventional basins and previously unexplored areas. We employ new technologies for the production of undeveloped reserves and for optimizing extraction from developed fields. We increased the number of horizontal drillings and applied long distance fracturing and enhanced oil-recovery techniques especially in the Algyő field. We focus our exploration efforts on exploring for reservoirs in basement formations and miocene sediments around its currently producing fields and in unexplored areas. According to detailed geological model evaluations, and based on a number of new discoveries, these are the areas with the greatest potential for additional findings.

In response to a decrease in the volume of domestic natural gas and crude oil reserves, and to a gradual reduction in production volumes, we initiated several steps for an extension of our international activities. To expand our reserves, we are seeking suitable partners in order to reduce costs and risks, while speeding up project implementation. We have focused our attention on the following geographical areas: North Africa, the Middle East, South-Eastern Europe, CIS and some new target countries in the Far East. Our exploration and production portfolio now includes such promising areas such as Egypt, Greece and Yemen. Following the first success in our international exploration history the government of Tunisia granted a production license for MOL, in cooperation with the Tunisian State Oil Company, for joint production in the Sabria crude oil field, which is expected to be brought into production in 1998. According to our estimates, there are about 722 million m^3 proved but as yet undeveloped natural gas reserves and about 1.22 million tons of crude oil reserves in this field. Expected

AS A RESULT OF OUR NEW DISCOVERIES, RECOVERY OF CRUDE OIL FROM THE ZALA FIELDS CONTINUES





IN TUNISIA, PRODUCTION IS TO BEGIN IN 1998

development investments are estimated at about USD 50 million. During the year, we spent HUF 24 billion on international activities, including the concession in Tunisia.

MOL's domestic crude oil production was 1,648 kt, by 5.5% below last year's data. During 1997 5.4 million tonnes of crude oil were imported through the Friendship II oil pipeline. Crude oil deliveries were carried out without any significant disruption. Compared with other integrated oil and gas companies, we are producing natural gas in significantly higher proportions than crude oil (72.3% of reserves are represented by natural gas reserves). MOL's natural gas production was 4,365 million m^3, which is 6.4% less than in the previous year.

Natural Gas Business

MOL plays a key role in the production, transportation, storage and wholesale of natural gas in Hungary. Our natural gas sales of 11.8 billion m^3 during 1997 were 5% below volumes recorded in the previous year. 65% or about 7.7 billion m^3 came from imports and 35% or 4.1 billion m^3 from domestic natural gas production. Lower consumption can be accounted for milder than average weather conditions in the winter. In addition, a conscious corporate policy was applied, resulting in increased fuel oil sales and lower gas sales to power generation plants.

Domestic natural gas demand is expected to grow significantly to reach a level of 15-17 billion m^3 by 2010, mainly due to increased household consumption. For this reason, in its natural gas purchasing strategy MOL puts an emphasis on long-term, diversified and reliable natural gas supplies. Besides the existing long-term agreements, such as the Panrusgas contract for a total of 194 billion m^3 of natural

International exploration projects of MOL

Country	*Block*	*Partners* **(operator)**	*MOL interest, %*
Albania	**Blocks 1,4,5**	**MOL, OMV, Enterprise Oil, Clyde Expro**	**15**
Egypt	**North Idku**	**MOL, Deminex, Union Texas**	**20**
Greece	**Ioannina, Block 6; Peloponessos, block 4**	**MOL, Enterprise Oil, Union Texas,DEP-Eky**	**20**
Quatar	**North-West 1**	**MOL, Chevron**	**40**
Syria	**Palmyra East**	**MOL**	**100**
Tunisia	**Kebili**	**MOL**	**100**
Yemen	**Blocks 48, 49**	**MOL**	**100**


CRUDE OIL PRODUCTION 1994-1997
Kt
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1994
1995
1996
1997


NATURAL GAS PRODUCTION 1994-1997
MILLION m³
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1994
1995
1996
1997


NET PROVEN RESERVES 1994-1997
M TOE
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
CRUDE OIL
NATURAL GAS


MAP OF INTERNATIONAL EXPLORATION ACTIVITIES
Moscow
Europe
Ankara
Tunis
Damascus
North Africa
Middle East
Algeria
Libya
Egypt
Sana'a
Far East
MOL Offices
MOL'S INTERNATIONAL EXPLORATION TARGETS
Algeria
TUNISIA
Kebili
Sabria North 1
Sabria West 1

gas until the year 2015, we have taken steps to diversify our natural gas supply sources. Our long-term, 15-year agreement with Gaz de France relates to the shipment of 400 million m³ of natural gas per year, and a 10-year contract with the German Ruhrgas allows us to receive 500 million m³ of natural gas per year.

We signed an additional 15-year contract with Ruhrgas in October, 1997, for delivery of natural gas through the HAG pipeline from 1998 onwards with a starting volume of 100 million m³/year which should increase to 1 billion m³ after 2006. More than 1,582 million m³ of natural gas was received through the HAG pipeline in 1997, of which 900 million m³ came from Western sources.

MOL is the only licensed natural gas wholesaler in Hungary. During 1997, we fulfilled our responsibilities for gas supply in accordance with the strictest safety requirements. The maintenance of these safety standards was a prime consideration when we entered into long-term agreements with two regional gas distribution companies - FŐGÁZ Rt. and DDGÁZ Rt. - in 1997. In addition to previously signed contracts, these new long-term gas supply contracts contain terms and conditions which are similar to those applied in developed markets. We entered retail gas distribution markets through our new investments and subsidiaries. The Börzsönygáz and Mátragáz gas distribution subsidiaries started operation in 1997, providing 50 settlements with natural gas. Also in the natural gas business we put



IN EARLY 1998, MOL ESTABLISHED A SEPARATE LPG TRADING BUSINESS UNIT

an emphasis on direct customer relations, and we operate two natural gas customer service centres in Budapest and Szolnok.

To preserve the Company's competitive position we are continuously expanding our underground storage capacities. This capacity, in conjunction with the requirements imposed by regulation and the gas supply licence, provides a guarantee for MOL's capability of supplying natural gas during the peak consumption winter season. The second phase of the Zsana project started at the end of 1997, which will add 700 million m^3 to our existing storage capacity. It is expected that this

NATURAL GAS SALES BY SOURCES 1994-97



Mm³
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
1994
1995
1996
1997

DOMESTIC SOURCES IMPORT SOURCES TRANSIT FEE GAS

NATURAL GAS SALES BY COSTUMERS 1994-97



Mm³
10000
8000
6000
4000
2000
0
1994
1995
1996
1997

GAS DISTRIBUTORS POWER SECTOR INDUSTRIAL AND OTHER CONSUMERS

investment will be completed by 2000. We are considering the possibility of completing the Zsana project with a third phase which would provide an additional 700 million m^3 additional storage capacity. We also have storage capacity for commercial purposes thus, under a storage contract we stored 120 million m^3 of natural gas in 1997 in order to satisfy Yugoslavia's winter consumption demand.

Natural gas transit deliveries for Yugoslavia and Bosnia-Herzegovina increased significantly in 1997. Transit revenues of HUF 8.7 billion doubled over 1996 figures. We are planning to expand our transit activities to the region, taking advantage of Hungary's favourable geographic location.

A potential area for future growth is participation in energy ventures, especially in natural gas-fired power generation plant projects. We have a 30% interest in two joint ventures, which were established for the construction of a 192 MW and a 80 MW natural gas fired power generation plant, respectively. We also intend to participate in similar projects in the future.

Natural gas operations suffered a HUF 8.5 billion losses before tax in 1997. Reasons for this include a 42% increase in import purchase prices due to a strong dollar, while our regulated sale prices increased only by 39%. The latter were repeatedly adjusted during the year - by 17% in January, 3.6% on April 1, 13.5% on July 1, and 3.2% in October. As a result, in the last quarter of the year, the natural gas business for the first time in the recent years showed a positive balance. MOL, together with regulator, continues to examine the possibilities for further revisions to the natural gas pricing regime in order to achieve a reasonable return in the natural gas business. Further losses were incurred because of the lack of delievery to the Hungarian government of an already contracted volume of natural gas of Kazah origin amounting to 1.4 billion m^3 as per the Jamburg Agreement.

MOL is the sole producer of LPG in Hungary and is the leading wholesaler, with a market share of about 82%. Our LPG sales volumes were about 340.4 thousand tonnes in 1997 representing net sales of HUF 14.3 billion. More than 60% of all LPG sales were secured from our own production and 24% was delivered by refining operations. Our major LPG customers are Primagáz, TOTALGAZ,


CHANGES IN NATURAL GAS PRICES 1994-97
HUF/m³
25
20
15
10
5
0
1994
1995
1996
1997
AVERAGE IMPORT PURCHASE PRICE
AVERAGE SELLING PRICE


CHANGES IN NATURAL GAS PRICES DURING 1997
HUF/m³
25
20
15
10
5
0
1-ST QUARTER
2-ND QUARTER
3-RD QUARTER
4-TH QUARTER
AVERAGE IMPORT PURCHASE PRICE
AVERAGE SELLING PRICE

Shell Gas and British Petroleum. Due to expectations of decreased domestic production levels the role of import purchases will increase in this field, too.

While MOL's primary import sources are the CIS countries, we intend to diversify our LPG import sources. We are improving our logistics system and expanding our LPG storage facilities as well. In 1998 the LPG trading unit will be separated from the natural gas business and will operate independently. Included in the Company's sphere of interest is PB Gázszerviz (earlier TOTÁLGÁZ Kft.), in which MOL has a 43% stake. This firm has acquired about twenty percent of the domestic LPG market and is operated as a joint-venture with the French oil company, TOTAL.

There are important MOL subsidiaries controlled by the Exploration and Production Division, including GES Kft. - a wholly owned subsidiary - engaged in surface geophysical measurement services related to natural gas and crude oil exploration and production; Geoinform Kft., also with a similar 100% MOL ownership responsible for deep-drilling geophysical well-logging and measurement services as well as 17 gas infrastructure subsidiaries.



Refining and Marketing



BÉLA CSEH
SENIOR VICE PRESIDENT

"Our strong results in 1997 are attributable to sound business policies, efficiency improvement programmes and generally favourable industry trends."

MOL's Refining and Marketing Division, including the wholly owned subsidiaries MOLTRADE-Mineralimpex Rt. and MOL-Chem Kft., is responsible for all downstream activities of the Company, including the purchasing and refining of crude oil, the transportation and storage of oil products as well as the wholesale and retail marketing.

- In 1997, IAS operating profit from the Refining and Marketing Division was nearly HUF 24 billion showing a dynamic increase of almost 140%. Sales revenues of more than HUF 420 billion, showing an increase of 34%, were due to better refining margins resulting from more favourable crude oil purchase terms, higher profit margins realised in domestic and export markets and a continuation of the efficiency improvement programmes started in 1996.
- In 1997 there was a slight increase in domestic demand for petroleum products, meanwhile we experienced an improvement in our market positions. Our wholesale market shares were either improved or maintained in every key product group and we were able to maintain our market shares in the retail business as well.
- Sale volumes of total oil products remained at a similar level to 1996, at 7.2 million tons. Contributing to this was a 2.8% increase in domestic and a 7.3% decrease in export sales. The increase in domestic sales reflected the dynamic growth of the Hungarian economy.
- Capital expenditures by MOL's Refining and Marketing Division amounted to HUF 29.3 billion (according to IAS) in 1997, covering our filling station network development programme domestically and abroad. We also proceeded with the programmes aiming at increasing the efficiency, modernising the management system and rationalizing the logistic system.

DIVISIONAL RETURN ON ASSETS 1994-1997



25
%
20
15
10
5
0
-5
1994
1995
1996
1997
OPERATING PROFIT/TANGIBLE ASSETS

Key figures of Refining and Marketing Division, according to IAS (HUF billion)	*1996*	*1997*	*change % 97/96*	*1997 mUSD**
Net sales revenues	314.2	421.6	+34.2	2,252.5
Operating profit	10.0	23.9	+139.0	127.7
Depreciation, depletion, amortisation	11.7	14.2	+21.4	75.9
Tangible assets	98.1	125.6	+28.0	671.0
Investments	20.0	29.3	+46.5	156.5

* In converting HUF financial data into US dollars the 1997 average NBH middle rate was used: 1 USD=HUF 187.17

Refining and Logistics

Our Company operates two conventional refineries, the Duna and Tisza Refineries. We also own an extensive distribution and logistics infrastructure, which is composed of 17 product distribution depots of which 3 are located in MOL's refineries together with an oil product pipeline network of 1,200 km. In order to improve operating and cost efficiency, we launched a comprehensive efficiency improvement programme in 1996, the key elements of which are as follows: TOP - Total Operating Performance and CPR - Core Process Redesign projects, the former being targeted to improve the performance of the operational units in the Duna and Tisza Refineries and the Lubricants Business Unit; and the latter aims to improve the efficiency of the logistics unit. Both programmes had a significant influence on the divisional performance in 1997 contributing to the profit improvement by about HUF 11.3 billion. The implementation of the Complex Refinery Management System was accelerated to achieve optimal production performance. System plans have been completed, the network is under construction and the system is expected to be operational by the end of the year 2000.

We launched various projects which should strengthen our competitiveness in refining, by allowing us to produce the highest quality value-added products meeting srtict future requirements set by the European Union. The Board of Directors approved the construction of a delayed coking unit and additional desulphurization units at the Duna Refinery. The coker technology license has already been acquired. This unit shall be capable of processing one million tonnes of vacuum residue and is scheduled to be put into operation by 2001.

To improve capacity utilization and speed up operational efficiency improvements, and also to spread the future costs and risks of refinery investments, we are in discussions to involve a strategic partner in our refining assets.

MOL imported a significant amount, 5.4 million tonnes of crude oil in 1997. The entire amount of shipment was delivered through the Friendship crude oil pipeline from Russia. Both crude oil and oil product prices declined during 1997 as Brent crude oil was traded 7.6% lower than the average price levels in 1996. There was a drop of 8.8% in the CIF Med prices for Ural Blend type crude, the one prevailing in MOL purchases. Most crude oil products also saw a decrease in their world market prices during 1997.

WE ARE CONTINUOUSLY EXPANDING OUR STORAGE CAPACITY



MOL's distribution and logistics activities include the operation of product storage facilities, logistics services provided to wholesale and retail customers, and contract storage for strategic stockpiling operations. We transported 7.1 million tons of oil products using our company's logistics systems in 1997. A 1,200 km long product pipeline network constitutes an important part of our logistics system, offering a significant cost advantage to us over competitors. This transportation base is supplemented by the operation of refinery-based tanker truck and railway loading facilities. MOL has a 4.1 million m^3 crude oil and oil product storage capacity; these facilities are used either by MOL or have been contracted to KKKSz (Crude Oil and Petroleum Products Stockpiling Association). In Hungary there is a need to create additional storage capacities to meet statutory requirements for strategic stockpiling. For this reason, two firms partially owned by MOL, Kőolajtároló Rt. (crude oil storage) and Terméktároló Rt. (oil product storage) started development of a 480,000 m^3 crude oil storage and a 320,000 m^3 product storage facility, respectively on a plainly commercial basis.


REFINING THROUGHPUT 1994-97
10000
KT
8000
6000
4000
2000
0
1994
1995
1996
1997
TOLL AND JOINT PROCESSING
CONDENSATE AND OTHER
PROCESSING OF IMPORTED CRUDE OIL
PROCESSING OF DOMESTIC CRUDE OIL

Oil Products Marketing

In accordance with our corporate strategy, we made every effort to maintain and extend our market positions in domestic as well as in international markets. In conjunction with the overall improvement of the Hungarian economy, there was an increase in the domestic demand for oil products, which raised MOL's domestic product sales volumes to 5,359 kt in 1997.

Despite a gradual elimination of an 8% import surcharge, which was originally introduced to reduce the domestic budget deficit, we were able to maintain and even strengthen our position in the wholesale of oil products. Owing to our flexible pricing policy, close monitoring of relevant market prices and the offering of high quality products, we were able to increase our share in every market segment, achieving an average level of 81%. Our wholesale market share for motor gasolines increased to 89% in comparison to the 85% level in 1996; in the gas and heating oils and bitumen segments we sustained our shares at approximately last year's levels of 90% and 98%, respectively. Due to intense competition, in the field of lubricants we had a 63% market share, which was slightly below last year's figure, our share in the fuel oil market slightly increased to 68%. In our wholesale activity the most important consumers for motor fuels are multinational retail companies participating in the Hungarian market, for fuel oil the power generation plants and for naphta and chemical TVK Rt. JET A-1 aviation fuel is sold on a yearly contract basis, primarily to MALÉV,


MAGYAR OLAJ ÉS GÁZIPARI RT
RÁBA

through a dedicated product pipeline. MÁV (The Hungarian Railway) is also a major wholesale customer, as a primary purchaser of diesel fuel.

There was a 7.3% decrease in export sales in 1997, but margins and sale prices have shown favourable trends. The volume reduction was primarily due to temporary capacity restraints and payment difficulties in certain countries. Expansion of oil product sales in the region remains an important objective of our company but the overriding objective is to increase profits through

OUR WHOLESALE ACTIVITY HAS AN INCREASING ROLE IN THE REGION

OIL PRODUCTS SALES BY MAJOR PRODUCT GROUPS 1994-97


KT
8000
6000
4000
2000
0
1994
1995
1996
1997
GASOLINE
GAS AND HEATING OILS
FUEL OILS
LUBRICANTS
BITUMEN
OTHER PRODUCTS

MOL'S WHOLESALE MARKET SHARES IN 1997


100
80
60
40
20
0
GASOLINE
GAS AND HEATING OILS
FUEL OILS
BITUMEN
LUBRICANTS
MOL
OTHER MARKET PARTICIPANTS



CARRIER STARLIGHT - THE NEW HIGH-TECH ENGINE OIL

sales in markets and to customers offering higher margins, and not necessarily through the increase of exports volumes. In the gasoline and gas oil markets, our most important target countries continued to be Austria and Germany. We are making efforts to deliver our products directly to end-customers through subsidiaries established in neighbouring countries. As part of our regional expansion plans, in 1997 we acquired majority ownership in an Austrian trading company. From this MOL-Austria was formed to play an important role in achieving a significant increase in our product sales to Austrian end-consumers. In addition to MOL's wholesale marketing organization, export activities are carried out by two wholly owned subsidiaries, MOLTRADE-Mineralimpex Rt. and MOL-Chem Kft. MOLTRADE-Mineralimpex Rt. was established in mid- 1996 and, in addition to primary petroleum product sales outside our core markets, it has the prime task of purchasing and trading crude oil and importing refined and semi-refined products. MOL-Chem's main function is the exportation of MOL's specialty crude oil products, their domestic marketing and trade in conventional oil and gas industrial goods and equipment.

The high paraffin content Algyő type domestic crude oil provides MOL an excellent basis for high quality lubricant base oil production, which is carried out in the Duna Refinery. Blending and packaging of lubricants in Komárom is based on this activity. Taking into consideration that domestic crude oil production is shrinking, we decided to invest in a new lubricant base oil production unit, which will be able to produce high viscosity index base oils even from Ural type crude oil.

MOL lubricants are marketed under the MOL-CARRIER brand and we deliver lubricants for motoric, industrial and agricultural uses. We do this under strongly competitive market conditions, in a shrinking domestic market, and



FERENC KÖRÚT (BOULEVARD) IN BUDAPEST WAS RECONSTRUCTED USING MOL BITUMEN

consequently we recorded a slight decrease in this market segment.

Lubricant sales shifted towards more advanced, higher performance MOL-CARRIER products. Based on this trend, we launched two new top quality products in 1997 in addition to strengthening our position in the filling station and service distribution channels. There is a growing awareness and popularity for MOL-CARRIER products also in neighbouring countries. In the Romanian lubricants market, we captured the second largest market share; MOL-CARRIER products are also distributed in Slovakia and the Ukraine. By offering lubricant additives and base oils we command growing market shares in Western and Southern Europe, too.

MOL is engaged in bitumen production through a special bitumen refinery located in Zalaegerszeg. We maintained an impressively high 98% share of the domestic bitumen market. About 30% of the bitumen production is exported, primarily to Austria, Croatia, Germany, Slovenia, Slovakia and Romania. There was an increase of 15.9% in bitumen export, especially to Austria and Slovenia in 1997.

We expect to increase the utilization rates of the Zala Refinery following the discovering of heavy crude oil reserves in the adjacent Sávoly D and Sávoly DK oil fields.

MOL was able to sustain its leading position in the domestic retail market in a fiercely competitive environment and in the presence of a large number of multinational oil companies while we increased the number of MOL filling stations in neighbouring countries. MOL made sizeable investments in retail network developments and in filling station modernisation in order to meet the environmental requirements in every respect, and to associate the MOL 2000 image with a wide range of services. At the end of the previous year, out of the 347 filling stations operated by MOL, 179 already fully satisfied the requirements set by the MOL 2000 standards. In addition to developing our own filling station network, we expanded the number of stations operated under a franchise scheme.

According to data provided by the Hungarian Petroleum Traders Association (MÁSZ), in which market shares of independent marketers are not contained, we had a 39% share of each of the gasoline as well as gas and heating oil. Thus, our company's total retail market share of refined products remained at the same level as in the previous year. In retail lubricant sale, our market share was also about the same as in the previous year, at a level of 60%.

We also extended our filling station network into neighbouring countries. By the end of the year, we operated 16 filling stations in Romania, 8 in Slovakia, 3 in the Ukraine and 1 in Croatia, and as a result there were 28 filling stations in operation under the MOL logo. We plan to build and flag additional filling stations in these markets during the next few years.

Furthermore, MOL established new subsidiaries in the neighbouring countries to operate our filling stations. MOL

owns several important businesses which are controlled by the Refining and Marketing Division, including MOLTRANS Kft., a wholly owned subsidiary whose activity is to operate the road tankers that supply filling stations with fuel; Terméktároló Rt., in which MOL holds 74% of the shares, whose core activity is to build and operate automotive gasoline and gas oil storage facilities in Tiszaújváros and Szajol; Kőolajtároló Rt., in which MOL holds 51% of shares and hose task is stockpiling of crude oil in Százhalombatta and Tiszaújváros.

DEVELOPMENT OF MOL'S HUNGARIAN FILLING STATION NETWORK


400
PCS
300
200
100
0
1992
1993
1994
1995
1996
1997
REFURBISHED
FRANCHISE
ÁFOR
MOL 2000

MOL'S RETAIL MARKET SHARE (ESTIMATED) IN 1997


MOL RT
JET
AGIP
OMV
ARAL
SHELL
AVANTI
TAMOIL
BP
TOTAL
ESSO
OTHER



Financial Review

Key consolidated financial data under IAS (HUF billion)	*1996*	*1997*	*change, % 97/96*
Net sales revenues	**497.6**	**637.0**	**+28.0**
Total revenues	**507.9**	**642.9**	**+26.6**
Operating profit	**32.2**	**50.0**	**+55.3**
Profit after taxation	**22.5**	**31.9**	**+41.8**
Net income	**22.7**	**30.6**	**+34.8**
ROAE (return on average equity),%	**9.8**	**12.1**	**+23.5**
ROACE (return on average capital employed),%	**10.2**	**13.7**	**+34.3**

Results for the Year

Overview of the economic environment

According to preliminary estimates, 4.4% real GDP growth was recorded in 1997. Stringent excise duty legislation and the imposition of higher guarantees greatly contributed to the consolidation of the oil products market, especially the motor fuel market. At the same time, the statistical fee and import duty which were imposed in 1995 as part of package to stabilize the macroeconomy was gradually abolished by mid-1997 and from the beginning of the year, goods imported from WTO countries were exempted from such fees. Average Brent dated price was USD 19.1/bbl in 1997, which was 7.7% below the level of USD 20.7/bbl in 1996. Mediterranean spot prices of the Ural Blend type crude oil decreased by 8.8%. CIF-Med price for gasoline shown 1%, for diesel oils 9% and for heating oils 10% decrease over 1996 in USD terms. The US dollar, the main foreign trading currency of MOL experienced an average increase of 22.4% for the year against the HUF and an increase of 23.4% calculated at the year-end rate and grew from 164.9 to 203.5 HUF/USD. This was higher than the 15.1% devaluation of the Forint by the Hungarian National Bank against the currency basket in which the German Mark and the USD are weighted at 70% and at 30%, respectively.

Revenues

MOL's net sales revenues according to IAS reached HUF 637 billion, which represents a 28% increase over the previous year. Export revenues increased by 21.5% from last year's HUF 78.4 billion to HUF 95.3 billion indicating a slight decrease in the weight of exports within the total sales revenues.

Costs and expenditures

Under IAS, the costs of materials increased by 22.1% from HUF 324.1 billion to HUF 395.8 billion. A major part of this increase was explained by higher costs of raw materials (HUF 177.5 billion), which is predominantly composed of crude oil purchased. The cost of goods purchased for resale mainly consisting of purchases of natural gas amounted to HUF 182.0 billion. Personnel expenditures rose by 16.1% comparing to 1996 levels, from HUF 38.6 billion to HUF 44.8 billion. The similar data shows a 16.7% increase from HUF 29.4 billion HUF 34.3 billion for MOL Rt. the parent company. During 1997 an amount of HUF 2.55 billion was used fully up as

restructuring charge in line with the previously announced restructuring programme of MOL. Within the framework of a rationalization programme MOL's total headcount reduced by 711 (5.1%) to 14,059 by the end of the year. The average headcount in 1997 decreased by 1,299 or 8.3%, compared to 1996. This personnel decrease was accompanied by the hireing 1,075 new employees in line with the growth of certain businesses and changes in human resource requirements. This decrease enabled MOL to experience lower growth in personnel expenditures than the rate of inflation. Depreciation was HUF 37.6 billion (an increase of HUF 10.0 billion over 1996,) due to the commissioning of new investments. Other costs were HUF 22.8 billion, 26.6% higher in 1997 than in the same period of the previous year. Other expenses rose from HUF 74.1 billion to HUF 97.1 billion (by 31.0%) chiefly due to changes in various taxes imposed on crude oil sales: road fund contribution payable increased from HUF 34.3 billion to HUF 48.7 billion, by 42%, as from 1 January 1997 road fund contribution payable increased from HUF 12.10 to HUF 15.40 per litre of motor fuel. Environmental levy payable amounted to HUF 6.4 billions, 12.3% higher than the 1996 figure of HUF 5.7 billions. According to IAS, the environmental levy is to be accounted for under other expenses while in the HAR statements it is accounted for under other costs. We paid a HUF 7.8 billion contribution to the Crude Oil and Crude Oil products Stockpiling Association (KKKSz), 59.2% higher than the figure of HUF 4.9 billions for 1996. Mining royalties payable decreased from HUF 16.3 billion to HUF 16.0 billion as a combined effect of an increase in prices, decline in production levels and a decrease in the royalty rates. Other expenses have also been increased under IAS by HUF 0.6 billion as negative impact of a revision carried out by the Hungarian tax authorities reflecting statement in connection with tax settlements for the years 1994 and 1995 (under HAR this item was shown as an extraordinary expense).

Based on the these figures, IAS consolidated profit was HUF 50.0 billion, showing a 55.3% increased from a level of HUF 32.2 billion in 1996. Financial income, mainly consisting of interest receivable was HUF 6.5 billion, while financial expenses of HUF 17.6 billion consisting chiefly of interest payable of HUF 8.1 billion and exchange losses on foreign currency loans amounting to HUF 8.8 billion. IAS profit before taxation amounted to HUF 38.9 billion while profit after taxation reached 31.9 billion. After deducting share of minority interests, net income attributable to shareholders reached HUF 30.6 billion. Consolidated HAR operating profit went up to HUF 48.0 billion, while profit after taxation grew to HUF 36.7 billion, both categories showing more than 100% growth over 1996 levels.

Divisional Performance

In 1997 the Exploration and Production Division realized HUF 242.1 billion IAS consolidated net sales revenues, 36% more than in 1996, with an operating profit of HUF 32.5 billions representing a 23.1% profit growth.

PROFITABILITY ACCORDING TO IAS 1994-97


50
HUF bn
40
30
20
10
0
-10
1994
1995
1996
1997
OPERATING PROFIT
PROFIT BEFORE TAXATION
NET PROFIT

Revenues and expenses of the division were mainly influenced by an increase in natural gas sales, the ratio between import and domestic production sources and purchase costs of imported natural gas. The slightly lower crude oil prices were accompanied by stronger US dollar exchange rates which contributed to increased crude oil revenues of transfer prices. Transit fees were higher due to increased contribution of natural gas transit activities. Costs of domestic production soared due to a changing depreciation, but the trends of declining costs in real terms of the last 5 years continued to prevail.

Natural gas sales, including transmission revenues increased by HUF 48.8 billion to HUF 196.8 billion as a result of higher average sale prices. A pre-tax loss of HUF 8.5 billion was recorded in the natural gas business in 1997, taking into account as specified in the gas pricing regulation HUF 2.4 billion allocated interest costs, HUF 7.1 billion inventory holding cost, HUF 3.8 billion allocated overhead costs. By the fourth quarter of 1997, the natural gas business turned into profitable of HUF 3.0 billion. Despite several natural gas price adjustments during 1997, the average level of import purchase prices were HUF 3.8/m^3 higher than the current average wholesale price; in comparison to 1996 figures wholesale prices (including transmission fees) were up by 39% from HUF 11.9/m^3 to HUF 16.6/m^3, while average import prices increased by 42% from HUF 14.4/m^3 to HUF 20.4/m^3. This difference was decreased for the fourth quarter to an average of HUF 1.7/m^3. The increase in import unit prices was due to the significantly stronger US dollar and higher average dollar import prices as well as reduction of natural gas volumes received under the inter-state Yamburg threaty at a level of HUF 14.4/m^3 reached only 0.3 billion m^3 and the remaining 1.4 billion m^3 of natural gas from Kazakhstan was not delivered.

The Refining and Marketing Division realized net sales revenues of HUF 421.6 billion according to IAS (showing a 34.2% increase over the year 1996). This amount includes the road fund contribution and environmental levies which are also deducted under other expenses and costs. The operating profit was HUF 23.9 billion according to IAS, exceeding the previous year's performance by HUF 13.9 billion.

Net sales revenues on domestic oil products sales without VAT and excise duties increased from the 1996 figure of HUF 223.9 billion to HUF 275.7 billion in 1997,


OPERATING PROFIT BY DIVISION (IAS) 1994-97
HUF BN
60
50
40
30
20
10
0
-10
1994
1995
1996
1997
REFINING AND MARKETING
EXPLORATION AND PRODUCTION
CORPORATE AND OTHER


CAPITAL EXPENDITURES BY DIVISION (IAS) 1994-97
HUF BN
60
50
40
30
20
10
0
1994
1995
1996
1997
EXPLORATION AND PRODUCTION
REFINING AND MARKETING
CORPORATE AND OTHER

representing an increase of 23%. This increase was helped by a slight increase in sales volumes and a significant increase in sales prices. Various taxes and increases in their actual per litre rate - such as road fund contribution and environmental levy - contributed significantly to overall price increases. A 20% increase in consumer prices contributed to an increase in total domestic sales by HUF 51.8 billion, to a level that was 23% higher than in 1996. The most important elements in the price increases were as the follows: an average drop of 1-13% in USD prices of various crude oil products, an average 22% increase in the HUF/USD exchange rate, and a 27% increase in the road fund contribution. Export sales of oil products increased from HUF 67.1 billion in 1996 to HUF 78.8 billion in 1997, representing an increase of 17%.

During 1997 MOL refined 5.4 Mt of imported crude oil in comparison to a volume of 5.1 Mt in 1996. Solely Russian Ural Blend type of crude oil was used from imports. Imports represented a 78% share in crude oil processing in 1996, while the same figure was 80.1% by 1997. Import purchase prices of Russian crude oil increased by 11.1%, from HUF 21,650/t to HUF 24,062/t as a result of changes in Brent crude oil prices and in USD/HUF exchange rates. Total cost of imported crude oil exceeded last year's level by HUF 23.2 billion.

Balance Sheet, Cash Flow, Financing

IAS total assets amounted to HUF 534.7 billion at the end of 1997, 20.6% higher than at the end of 1996. Work in progress and advance payment were HUF 30.2 billion, representing a 105.4% increase compared to the end of 1996. Inventories reached HUF 88.1 billion, 30.9% higher than the HUF 67.3 billion at the end of last year, mainly due to value of goods purchased for resale increasing from HUF 29.3 billion to HUF 45.7 billion (by 56%), caused mainly by growing natural gas inventories, which were increased chiefly due to higher volumes in storage at year and an increase in the cost of injected gas (mainly from import sources). At the same time, crude oil and crude oil product inventories significantly declined over the end of 1996 levels due to the company's effort to operate with optimal inventory levels. By the end of the year MOL managed to reduce its crude oil and oil product inventories significantly as a result of tighter working capital management.

Receivables amounted to HUF 100.3 billion, a 30% higher than at the end of 1996. Within this category, account receivables were HUF 72.4 billion, exceeding the 1996 level by 20.5%. Securities and liquid assets were to HUF 15.3 billion 31 December, 1997, HUF 3.5 billion higher than in last year. Within liabilities creditors increased by 7.0% from HUF 30 billion to HUF 32.1 billion, while other current liabilities rose by 50.8% to HUF 65.6 billion, compared to end of the year of 1996, primarily due to taxes payable incurred in the course of normal business operations. Besides this, the provision for the future maintenance costs in the Duna Refinery amounted to HUF 5.3 billion by the end of the year.

Short-term credits and loans were HUF 23.1 billion, representing a reduction of HUF 2 billion, also containing the short-term portion of long-term debts (repayable within one year). Investments were financed partly by internal sources and partly by long- term debt, resulting in an increase in long-term liabilities of 54.7%. Long-term debt, which form a major portion of this increased by 89.3% from HUF 45.2 billion

to HUF 85.6 billion. MOL signed in April a USD 500 million syndicated loan agreement of which USD 203 million were drawn down by the end of the year.

In addition to bank loans, MOL also issued bonds in a total value of HUF 10 billion in September 1997. The remaining portion of long-term liabilities are attributed to an accrual for field abandonment costs, the value of which increased to HUF 31.6 billion.

Cash flow from operations reached HUF 77.8 billion within which increases in working capital needs decreased the Group's funds by HUF 22.6 billion. Increases in inventories were driven by a HUF 21 billion increase in inventories, a HUF 12.5 billion increase in debtors and a HUF 7.2 billion increase in other short-term receivables. These were partially offset by a HUF 1.8 billion increase in creditors, a HUF 16.2 billion increase in other short-term liabilities. Returns on investment and servicing of finance decreased disposable cash flow by HUF 4.3 billion, while corporate tax paid decreased funds by HUF 9.0 billion. Capital expenditure outflows were HUF 85.3 billion in 1997. Net cash provided by financing activities increased by HUF 24.5 billion the Group's funds. At the end of the last month of the year net debt position significantly exceeded the indebtedness level of the previous period chiefly due to a higher level of payments towards suppliers. This has resulted in only a temporary increase of short-term debt.

Subsidiaries and Investments

MOL's investment portfolio includes strategic investments which are the extensions of core activities and investments in oil and gas services as well as financial investments. MOL's investment portfolio comprised 146 companies at the end of the year, out of which 77 were subsidiaries with at least 50%+1 vote MOL interest or control rights, 2 had a joint management structure, 19 were in associate status (i.e. with 25%+1 vote MOL interest), and 48% were other investments with less than 25% MOL interest.

We divested a number of non-core investments in 1997. The most important of these were the majority interests in Mobilsped Kft., Zala-Petroltransz Kft., Oiltech Kft., Gas-Car Kft., Tisza Press, Kft. and Dunadob Kft. MOL intends to focus its resources on core activities and therefore further significant divestments are planned in respect of our service companies and non-core financial investments.


RETURN ON EQUITY AND CAPITAL EMPLOYED
(IAS) 1994-97
%
1994
1995
1996
1997
ROAE
ROACE


INDEBTEDNESS AND DEBT POSITION
(IAS) 1994-97
HUF BN
%
1994
1995
1996
1997
NET DEBT (LEFT SIDE SCALE)
NET FINANCING COSTS (LEFT SIDE SCALE)
NET DEBT/EQUITY (RIGHT SIDE SCALE)

A restructuring of MOL's investment portfolio was decided in December 1997. Subsidiaries including some oil and gas service companies and strategic investments, which are not part of MOL's core businesses and any minority investments will be considered as financial and other investment. These companies will be transferred under the control of MOL Invest Rt. which was established in April 1998 as a 100% MOL-owned subsidiary. Those subsidiaries which have a direct relationship with MOL's core activities or which are important from a strategic point of view, such as natural gas fired power plants and chemical companies, will remain under MOL ownership and strategic management. In line with the management expectations, this restructuring will bring more efficient operation at corporate level.

A number of ventures in our investment portfolio will be transferred under divisional control and investments with a total book value of HUF 11 billion will be transferred to MOL Invest Rt.

Other Businesses

Nitrogénművek Rt. started its operation in 1990 with a share capital of HUF 1.6 billion. MOL has a 59.4% stake in the company which is the only major nitrogen-based fertilizer producter in Hungary. The company had a net sales revenues of HUF 17.7 billion, a profit after taxation of HUF 2.7 billion.

ROTARY Rt. was established in 1990 under the name of Rotary Fúrási (Drilling) Rt. Four years later, it was transformed into a company limited by shares with a share capital of HUF 1.3 billion. Its field of activity covers well develop operations and services in relation to exploration and production. The company recorded HUF 7.7 billion in sales revenues in 1997, with a profit after taxation of HUF 230.3 million.

OLAJTERV Rt., was established in 1991 with share capital of HUF 642 million. The company is owned by MOL with a 86% stake and the remaining 14% is held by the company's ESOP organization. Its scope of operation includes design/engineering and related services related as well as main contracting. The revenues of the company are mainly based on contracts with MOL. The company recorded a HUF 3.7 billion in sales revenues in 1997, with a profit after taxation of HUF 33.9 million.

MOLTELECOM is the telecommunications business of MOL with some 14,000 users, the company provides data transmission services. The overwhelming majority of users are MOL employees, while a smaller group of users are represented by the former OKGT of the legal predecessor of MOL's member companies, such as regional gas distribution companies. MOLTELECOM's medium term strategy is to merge with the Pantel Rt., which will be established in 1998 with 20.9% MOL interest. Pantel Rt. will be the first alternative telecommunication service company in Hungary.

Human Resources

The key to our corporate success is to honor the contribution of our collegues and to extend their skills, making us able to respond to the challenges of the future. Great achievements and creativity can only be expected if clear targets are set and proper feedback is given as a means of performance recognition. We implemented a company-wide job evaluation system in 1997 which is the starting point in establishing wage and salary levels and adjustments. We have developed a performance appraisal system according to which every employee should be eligible for fair and transparent remuneration. In order to attract highly skilled experts and managers, we offer attractive and competitive remuneration packages.

To improve employee loyalty we developed and implemented a cafeteria system. Under this scheme, we can take into account our collegues preferences when formulating corporate remuneration packages. High level individual and group life insurance and basic health care services are granted to all MOL employees. Loyalty building activities are supported by our traditional corporate events. Our business activities can only be successful if we take every opportunity to involve our staff in decision making, strengthen cooperation and build proper manager-employee relationships. To implement this, we are creating a system of commonly shared values, providing proper professional and teamwork training as well as continuous skill and knowledge enhancing exercises. Our labor relations with both the trade unions and workers councils are characterized by cordial and constructive collaboration. We attempt to be fair and equitable with all our collegues who are leaving our firm.

We consider it is a very important task to extend support to socially disadvantaged colleagues by operating different aid schemes and foundations.



CLOSING HEADCOUNT NUMBER (MOL RT. ONLY)
25 000
20 000
15 000
10 000
5 000
0
1992
1993
1994
1995
1996
1997
OTHER
REFINING AND MARKETING
EXPLORATION AND PRODUCTION
CORPORATE SERVICES



SHARE OF WHITE-COLLAR STAFF WITHIN MOL
100 %
90
80
70
60
50
40
30
20
10
0
1995
1996
1997
WHITE COLLAR EMPLOYEES WITH OTHER QUALIFICATION
WHITE-COLLAR EMPLOYEES WITH UNIVERSITY/COLLEGE QUALIFICATION

Health, Safety and Environmental Protection

As a dominant player in the energy sector, MOL is considering it essential to conduct safe operational practices and to manufacture environmentally friendly products, having a minimal negative impact on health and the environment. We stated that health, safety and environmental tasks are to be considered among the most important corporate goals and decided to integrate health (H), safety (S) and environmental protection (E) activities, establishing an HSE Committee with top management representation and establishing a corporate level HSE Unit.

We achieved further improvements in the field of health protection of our staff and the safe operation. We contracted medical experts to evaluate workloads, to check and evaluate the physical, mental and psychological factors potentially adversely effecting health and to secure conditions necessary to eliminate their impact. Within this framework, we offer complete occupational health care for every MOL employee. We set new internal standards for working and protective clothes.

We experienced a significant improvement in corporate accident statistics: work related accidents dropped to 91 from a level of 140 in previous year and accident frequency figures (number of accidents per one million working hours) have also improved. According to this worldwide used indicator, last year MOL achieved a better record than the average of the oil and gas industry in the European Union.

As MOL operates technologies that are highly flammable and the danger of explosion is always present, there were 23 fire incidents in the previous year with total damage amounting to HUF 65.5 million. For further abatement, significant investments and improvements were carried out: technological revamping, refurbishing fire protection and alarm facilities, renewed firefighting water systems and state-of-the-art, environment-friendly foam-based fire-extinguishers were incorporated.

In addition to reducing site-related environmental loads we carried out significant product developments and continued to remediate historic environmental damages. We spent HUF 3.9 billion on environmental investments, HUF 0.5 billion for waste disposal and about HUF 0.3 billion for wastewater treatment activities. The total value of our environmental liabilities by the end of the year 1997 was HUF 21.2 billion, for which we set provisions in our IAS accounts.

We contributed significantly to fulfill Hungary's commitment to meet international obligations (Agreement on Sulphur Reduction, Montreal Protocol). In an effort to reduce

NEW, STATE-OF-THE ART FLAME-RESISTANT CLOTHES OFFER A HIGH LEVEL OF COMFORT AND SAFETY TO OUR EMPLOYEES





DRILLS AND COMPETITIONS WITH MODERN EQUIPMENT ARE PART OF CORPORATE FIRE PROTECTION ACTIVITIES

continuously noxius contents of motor fuels produced and distributed by MOL, the sulphur content of gasoline has been reduced to 0.05%, and the benzene content of gas oil to 2%. These figures not only meet most EU member countries' specifications but significantly exceed them in the case of benzene content.

We continued to implement the ISO 14000 international environmental management system and we aim to obtain certification for our remaining operating units in addition to the already ISO 14001 certified MOL Tisza Refinery and Lubricant Business Unit at Komárom and Almásfüzítő sites.

MOL's Health, Safety and Environmental Report for 1997, to be issued separately from this Report, will deliver further and more detailed information of our company's activities in this field.

ACCIDENT FREQUENCY RATE IMPROVED SIGNIFICANTLY BETWEEN 1994 AND 1997


7
6
5
4
3
2
1
0
1994
1995
1996
1997

RESOURCES SPENT TO EXECUTE SCHEDULED ENVIRONMENTAL PROTECTION TASKS (1997 DATA)


3,9 HUF BN
4,6 HUF BN

PERFORMANCE OF LIABILITIES
ENVIRONMENTAL PROTECTION RELATED INVESTMENTS
PREVENTION AND ELIMINATION OF PAST POLLUTION

MOL and the Community



WE HAVE SUPPORTED THE WORK OF THE HUNGARIAN OLYMPIC TEAMS FOR A NUMBER OF YEARS



BENKÓ DIXIELAND BAND - ONE OF OUR TRADITIONAL PARTNERS

We believe that a company with MOL sizes and importance has to assume responsibility for the environment in which it operates and undertake an active role in contributing to the solution of certain social issues. For this reason we dedicate part of our resources to support such activities.

Our sponsorship and patronage practice is based on MOL's marketing strategy and is also an efficient means of improving our public relations. We played a prominent role in a gas consumer compensation initiative and were the first company to join the Energy Foundation in 1997. We provided extensive support to the Hungarian Maltese Charity Service.

Cultural events and institutions sponsored by us included the European Heritage Days, the Hungarian Saloon of Fine Arts, the Franz Liszt Academy of Music, the National Széchenyi Library and the Benkó Dixieland Band. We continued to provide support to the Madách Theatre, the State Opera and the Móricz Zsigmond Theatre in Nyíregyháza as well as to actors who were elected as "Perpetual Members" of the national theatre art.

We provide regular assistance to the Budapest Technological University, the Budapest University of Economics, the Veszprém University, the Miskolc Technological University and the Eötvös Loránd University. We contributed to the organisation expenses of the conference titled "Hungary 2000". As a sign of our respect for our cultural heritage and decades-old oil industry traditions, MOL is a proud patron of the Hungarian Oil Industry Museum and the Hungarian Chemistry Museum.

MOL is driven by its desire to protect the biosphere and the environment and is involved in various environmental programs and activities aimed at preserving endangered species.

For many years we have sponsored the Hungarian Triathlon Association and we are active supporters of the traditional Fadd Dombori Triathlon Festival. We were one of the patrons of the World Boxing Championships, held in Budapest.

As a golden-rated patron of the Hungarian Olympic Team, we had the pleasure of contribute to the successful preparation of the best sportsmen of the nation. Our company made it possible for top members of the Hungarian kayak-canoe team to excel internationally as representatives of the most successful Hungarian sporting activity.

Supervisory Board


DR. LÁSZLÓ RIEB


GYÖRGY ZIAJA


DR. ISTVÁN LIGETI


DR. JÁNOS SZÁZ


JÓZSEF KUDELA


JÁNOS MAJOR


BÉLA NÉMETH


MIKLÓS KAMARÁS

DR. LÁSZLÓ RIEB

(deceased at 74) Chairman of the Supervisory Board until his death in July 25, 1997. Economist, graduated from the Budapest University of Economics. Chairman of the Association of Hungarian Auditors, retired in 1987 as a head of department at the Ministry of Industry, Trade and Tourism. He had been the chairman of the Supervisory Board since 1994.

GYÖRGY ZIAJA (37)

Chairman of the Supervisory Board from August 27, 1997 until April 29, 1998. Economist, bank executive, graduated from the Budapest University of Economics., held leading positions for Indosuez/Hanwha Bank between 1991 and 1996, counsellor of the Hungarian Development Bank since 1997, and a member of the MOL Supervisory Board from 1994 until the 1998 ordinary General Meeting of MOL.

DR. ISTVÁN LIGETI (54)

Economist, with a doctorate in economics, he obtained his degree from the Budapest University of Economics. He held different positions at the National Planning Office and at the KSH (Central Statistical Office) from 1966 to 1989. He has been senior deputy head of department at the Ministry of Finance since 1990, and a member of the Supervisory Board since 1997.

DR. JÁNOS SZÁZ (45)

Economist, with a doctorate in economics, dean of the Economics Faculty of the Budapest University of Economics. He is adviser to the Chairman of the Hungarian National Bank, and member of the MOL Supervisory Board since 1994.

JÓZSEF KUDELA (51)

He has a degree in human resource management. He has been chairman of MOL's Mining Trade Union, and a member of the Supervisory Board since 1994 as one of two members delegated by MOL employees.

JÁNOS MAJOR (46)

Chemical engineering technologist, secretary of the Trade Union of MOL Chemical Industry Workers, and a member of the Supervisory Board since 1994 as one of two members delegated by MOL employees.

MIKLÓS KAMARÁS (53)

Mechanical engineer, economist, auditor, with twenty year practice acquired in industrial companies, ten years practice as independent auditor. Deputy general manager of ÁPV Rt. since its foundation, being general deputy to the general manager beside, economics and auditing under his direct control, member of the Board of Directors of Bábolna Rt., and chairman of the Supervisory Board since the 1998 ordinary General Meeting.

BÉLA NÉMETH (52)

Mining engineer graduated from the Technical University of Heavy Industry in Miskolc, from 1989 head of department at the National Price Office. Between 1990 and 1994 head of department at the Energy Supply Division of the Ministry of Industry and Trade, since 1994 director of consumer protection and energy management at the Hungarian Energy Office, and since April 29, 1998 member of the Supervisory Board of MOL.

Report of the Supervisory Board on the 1997 financial statements

The Supervisory Board has prepared its report on the basis of the report of the Board of Directors on the 1997 financial statements, the auditor's opinion and experiences gained from mid-year audits.

The ownership structure of the Company changed essentially in 1997, as the privatisation process continued. The number of the domestic investors significantly increased while the State's interest reduced further. Following the transaction in May, the share of domestic and international shareholders were around 46%. At the year-end of 1997 the ÁPV Rt. owned 36% of the shares.

MOL's shares deserved the confidence of investors in 1997. Shareholders who were in the position to hold their new shares for at least a year could thus realise a significant share price appreciation. The share price increased by 145% which is 52% higher than the 93% BUX index appreciation. MOL continues to represent a significant portion of the aggregate capitalisation of the Budapest Stock Exchange, and its shares are one of the most liquid Hungarian securities.

The company made a major step forward on the road to becoming the leading oil company in the region. Though domestic capital expenditures fell somewhat short of plans, there are almost 200 modernised MOL 2000 filling stations in operation in Hungary and there are MOL interests building in each adjacent country, including MOL representative offices. Expansion of international exploration activities also continued. The security of the natural gas supply in Hungary was further enhanced by new long term supply agreements, the connection of the Hungarian system to the Western European gas systems and commissioning of new gas storage capacities.

MOL launched an ambitious restructuring project and continued the implementation of integrated information technology systems. As a result of these initiatives MOL's business operations became more efficient and transparent.

In 1997 MOL maintained its positions both in the wholesale and the retail business of petroleum products. MOL also established new business units.

MOL has met its key business targets or exceeded the 1997 business plans in almost all business areas, thus operating profit was almost double the company's projection. The profitability and efficiency of the company improved significantly. The unexpected rise in USD exchange rate was offset by the lower crude oil prices. The natural gas and crude oil trading business contributed more than HUF 10 bn to the improving results.

Result from financial transactions were better than planned, firstly as a result of replacement of the existing more expensive Forint denominated loans to more favourable conditions and secondly, due to capital expenditures implemented at a slower ratio than planned. However, it was below the level determined by the Board of Directors of MOL. MOL's financial position is stable and reliable, and its liquidity ratios and working capital have improved.

Implementation of the integrated fixed asset accounting system and purchasing module was completed in 1997. According to the Supervisory Board the new process and management techniques mentioned above and introduced simultaneously resulted in significant improvements in the internal procedures and control within MOL. In summary, experience shows that the tasks related to reorganisation of internal procedures of MOL reached the level where benefits can be translated into financial performance.

In 1997 the work aimed at defining the MOL Group and the differentiation of strategic and financial investments was given new momentum. Compared to 1996, investments and the group of companies involved in consolidation changed accordingly. The Group involves 116 companies, its profit after taxation HUF 1.9 bn higher than the parent company's figure. The MOL Group had a successful year in 1997.

The Supervisory Board supports the proposal of the Board of Directors in respect of the dividend payment which is more than double last year's and which is in line not only with the increasing profitability but, also, cash flow requirement for financing future investments.

The Supervisory Board proposed to the AGM the approval of MOL Rt.'s unconsolidated financial statements for 1997:

with a balance sheet total of	*HUF 500,762,239,000 and*
profit after taxation of	*HUF 34,768,742,000*

The Supervisory Board also proposed to the AGM the approval of the MOL Group's consolidated financial statements for 1997:

with a balance sheet total of	*HUF 523,398,132,000 and*
profit after taxation of	*HUF 36,659,761,000.*

The Supervisory Board also proposed to the AGM the endorsement of the proposal of the Board of Directors to pay a gross divident of HUF 80 per share in respect of the 1997 financial year.

Budapest, 26 March, 1998.

on behalf of the Supervisory Board of MOL Rt



Ziaja György, chairman



Financial Highlights (IAS)

Income statement, in HUF million	*1994*	*1995*	*1996*	*1997*	*1997 mUSD**
Sales and other operating revenues	277,767	373,482	507,850	642,881	3,434.7
Operating costs	274,193	362,292	481,165	589,948	3,151.9
Operating profit	674	8,844	32,242	50,007	267.2
Profit/(loss) after taxation	**(3,913)**	**998**	**22,544**	**31,946**	**170.7**

Balance sheet, in HUF million	*31.12.1994.*	*31.12.1995.*	*31.12.1996.*	*31.12.1997.*	*31.12.1997. mUSD**
Fixed assets	239,966	253,232	274,789	316,518	1,691.1
Deferred tax	12,283	12,862	12,500	14,534	77.7
Total current assets	89,005	128,380	156,224	203,632	1,087.9
Total assets	**341,254**	**394,474**	**443,513**	**534,684**	**2,856.7**
Total shareholders' equity	222,718	222,672	241,285	264,076	1,410.9
Long term liabilities	73,795	87,707	103,610	149,891	800.8
Short term liabilities	44,741	84,095	98,618	120,717	644.9
Total liabilities and shareholders' equity	**341,254**	**394,474**	**443,513**	**534,684**	**2,856.7**

Cash flow, in HUF million	*1994*	*1995*	*1996*	*1997*	*1997 mUSD**
Net cash from ordinary operations	**46,712**	**25,486**	**66,249**	**77,790**	**415.6**
Total cash from financial operations	(4,505)	(1,125)	(3,319)	(4,327)	(23.1)
Taxation-corporation tax paid	(1,003)	(520)	(4,037)	(8,995)	(48.1)
Cash used for investments	(37,262)	(53,254)	(55,228)	(85,308)	(455.8)
Cash flow from finance operations	(2,313)	28,942	(2,936)	24,523	131.0
Net (decrease)/increase in cash and cash equivalent	**1,629**	**(471)**	**729**	**3,683**	**19.7**
Cash and cash equivalent at the beginning of year	5,638	7,267	6,796	7,525	40.2
Correction to cash at beginning of the year (newly consolitated subsidiaries)	-	-	-	1,063	5.7
Cash and cash equivalent at the end of year	**7,267**	**6,796**	**7,525**	**12,271**	**65.6**

** In converting HUF financial data into US dollars the average 1997 NBH middle rate was used; 1USD=HUF 187.17*

IAS Financial Statements
Consolidated Income Statements

PREPARED AND AUDITED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS (FIGURES IN HUF MILLION)

	Notes	1994	1995	1996	1997
Sales and other operating revenues					
Gross sales		336,444	466,460	618,710	787,530
Excise duties		(61,840)	(96,466)	(121,128)	(150,485)
Net sales	2	274,604	369,994	497,582	637,045
Other operating revenues		3,163	3,488	10,268	5,836
		277,767	373,482	507,850	642,881
Operating costs					
Cost of materials		173,410	238,010	324,090	395,769
Payroll costs and related charges		26,224	31,284	38,561	44,804
Depreciation	2	29,350	29,760	27,575	37,579
Other services and charges	4	8,365	12,967	17,955	22,800
Other expenses	5	38,263	54,973	79,633	94,178
Own costs capitalised		(1,419)	(4,702)	(6,649)	(5,182)
		274,193	362,292	481,165	589,948
Operating profit before movement on provision for environmental liabilities		3,574	11,190	26,685	52,933
Movement on provision for environmental liabilities	17	(2,900)	(2,346)	5,557	(2,926)
Operating profit	2	674	8,844	32,242	50,007
Financial income	6	4,965	3,098	5,401	6,482
Financial expenses	6	(10,232)	(11,003)	(10,700)	(17,582)
Net financial expense		(5,267)	(7,905)	(5,299)	(11,100)
Profit before taxation		(4,593)	939	26,943	38,907
Taxation	7	680	59	(4,399)	(6,961)
Profit after taxation		(3,913)	998	22,544	31,946
Share of results of associated companies		35	224	1,596	(173)
Minority interests		(3)	(52)	(1,449)	(1,208)
Net profit attributable to shareholders		(3,881)	1,170	22,691	30,565
Dividend		-	(885)	(3,604)	(7,805)
Retained profit attributable to shareholders		(3,881)	285	19,087	22,760

The accompanying notes form an integral part of these financial statements

Consolidated Balance Sheet

PREPARED AND AUDITED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS (FIGURES IN HUF MILLION)

	Notes	*31.12.1994.*	*31.12.1995.*	*31.12.1996.*	*31.12.1997.*
Fixed assets					
Intangible assets	8	1,622	2,695	4,432	6,441
Tangible assets	2,9	229,943	239,901	257,905	292,534
Investments	10,11	8,401	10,636	12,452	17,543
Total fixed assets		**239,966**	**253,232**	**274,789**	**316,518**
Deferred tax	7	**12,283**	**12,862**	**12,500**	**14,534**
Current assets					
Inventories	12	36,668	54,479	67,313	88,065
Accounts receivable	13	34,987	50,933	60,083	72,400
Other receivables	14	9,467	14,681	17,047	27,883
Short term investments	15	616	1,491	4,256	3,013
Cash		7,267	6,796	7,525	12,271
Total current assets		**89,005**	**128,380**	**156,224**	**203,632**
Total assets		**341,254**	**394,474**	**443,513**	**534,684**
Shareholders' equity					
Share capital	16	97,560	97,568	97,275	97,489
Reserves		129,039	124,819	124,923	143,827
Net profit/(loss) for the period		(3,881)	285	19,087	22,760
Total shareholders' equity	16	**222,718**	**222,672**	**241,285**	**264,076**
Minority interest		342	331	3,085	5,718
Provisions for liabilities and charges	17	22,531	24,484	21,595	22,118
Long-term debt	18	23,204	33,635	45,206	85,625
Deferred income	19	302	653	3,104	4,803
Other long-term liabilities	20	27,416	28,604	30,620	31,627
Total long-term liabilities		**73,795**	**87,707**	**103,610**	**149,891**
Current liabilities					
Accounts payable		19,051	20,971	30,034	32,085
Short term debt	21	9,528	35,316	25,060	23,054
Other current liabilities	22	16,162	27,808	43,524	65,578
Total current liabilities		**44,741**	**84,095**	**98,618**	**120,717**
Total liabilities and shareholders' equity		**341,254**	**394,474**	**443,513**	**534,684**

The accompanying notes form an integral part of these financial statements

Consolidated Statements of Cash Flows

PREPARED AND AUDITED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS (FIGURES IN HUF MILLION)

Operating activities	*Notes*	*1994*	*1995*	*1996*	*1997*
Net cash provided by operating activities	27a	46,712	25,486	66,249	77,790
Returns on investment and servicing of finance					
Interest and other financial income		4,821	2,066	3,942	3,783
Interest paid and other financial costs		(9,326)	(3,191)	(7,261)	(8,110)
		(4,505)	(1,125)	(3,319)	(4,327)
Taxation - company tax paid	7	(1,003)	(520)	(4,037)	(8,995)
Investing activities					
Capital expenditures and exploration costs		(37,431)	(51,746)	(55,555)	(76,635)
Proceeds from disposal of fixed assets		790	499	1,141	1,275
Net cash inflow/(outflow) on purchase of subsidiary undertaking (cash and cash equivalents acquired less cash purchase consideration)	27b	-	-	1,426	(1,239)
Net cash inflow on disposal of subsidiary undertakings	27c	-	-	-	195
Acquisition of other investments		(2,734)	(1,602)	(1,252)	(11,539)
Proceeds of disposals of investments		-	-	708	1394
Changes in loans and long term bank deposits		651	470	(316)	(1350)
Changes in short term investments		1,462	(875)	(1,380)	2,591
Net cash used in investing activities		(37,262)	(53,254)	(55,228)	(85,308)
Financing activities					
Issuance of bonds		-	-	-	10,000
Issuance of other long term debt	27c	11,955	17,448	16,652	84,220
Repayments of long term debt		(6,008)	(7,092)	(7,776)	(67,627)
Changes in short term debt		(8,394)	19,270	(10,726)	1,626
Dividends received		144	508	274	325
Dividends paid to shareholders		-	-	(885)	(3,604)
Dividends paid to minority interest		(10)	(21)	(1)	(390)
Net repurchase of own shares		-	(1,171)	(474)	(27)
Net cash provided by/(used in) financing activities		(2,313)	28,942	(2,936)	24,523
Net increase/(decrease) in cash		1,629	(471)	729	3,683
Cash at beginning of the year		5,638	7,267	6,796	7,525
Correction to cash at beginning of the year (newly consolidated subsidiaries)	27d	-	-	-	1,063
Cash at end of the period		7,267	6,796	7,525	12,271

The accompanying notes form an integral part of these financial statements.

Deloitte & Touche



Vármegye u. 3-5.
H-1052 Budapest,
Hungary
P.O.Box 906/69
H-1386 Budapest, Hungary

Telephone: +36-1-328-6800
Facsimile: +36-1-267-4182

INDEPENDENT AUDITORS' REPORT

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.

We have audited the accompanying consolidated balance sheet of MOL Magyar Olaj- és Gázipari Rt. (the "Company") and subsidiaries as at December 31, 1997, and the related consolidated statements of operations and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and subsidiaries as at December 31, 1997, and of the consolidated results of their operations and cash flows for the year then ended in accordance with International Accounting Standards.

Deloitte & Touche

Budapest, March 31, 1998.

Deloitte Touche Tohmatsu International

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. MOL RT. ("MOL") was incorporated on 1 October 1991 on the transformation of its legal predecessor the Hungarian Oil and Gas Industry Trust ("OKGT"). In accordance with the law on the transformation of unincorporated State-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. For the purposes of the application of the Historical Cost Convention, the Consolidated Financial Statements treat MOL as having come into existence as at 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IAS adjustments noted at (II) below.

II. ***Basis of preparation*** - MOL prepares its statutory financial statements in accordance with the requirements of the accounting regulations contained in Law XVIII of 1991 on Accounting, as modified ("HAR"). Certain of the accounting principles prescribed in this law differ from International Accounting Standards ("IAS"). The consolidated financial statements presented here have been prepared in accordance with IAS. A reconciliation between the shareholders' equity and results of MOL reported, on an unconsolidated basis, under HAR and those reported in these consolidated financial statements is included at note 26.

III. ***Principles of consolidation*** - The Consolidated Financial Statements include the accounts of MOL and its subsidiaries (the "Group") after the elimination of significant intercompany balances and transactions. Subsidiaries are defined as investments in which MOL, directly or indirectly, has a majority voting interest, or effective control of management.

IV. ***Goodwill and negative goodwill*** - When the acquisition cost of a consolidated investment is greater than MOL's interest in the net equity of the company purchased, and if the difference so generated cannot be allocated to increases in the value of non-monetary assets, such difference is treated as goodwill arising on acquisition, which is capitalised as an intangible asset and amortised over a period of 5 years. When the acquisition cost of a consolidated investment is less than MOL's interest in the fair value of the net assets acquired such difference is treated as negative goodwill, recorded as deferred income and amortised to other income over a period of twenty years.

V. ***Investments*** - Investments are made up of associated companies and other investments. Associated companies are defined as companies in which the Group holds between 20% and 50% of the voting rights, over which the Group has a significant influence and where the ownership position is of a lasting and strategic nature. Shares in such companies are accounted for according to the equity method. Other investments comprise other shareholdings where the Group holds less than 20% of the voting power of the enterprise and does not possess significant influence. These investments are recorded at the original cost of acquisition, less allowances for permanent diminution in value, where appropriate.

VI. ***Tangible fixed assets*** - Tangible fixed assets are carried at the lower of historical cost (or valuation at transformation -see (I) above) less accumulated depreciation, depletion and amortisation or at the estimated recoverable amount based upon estimated cash flows. Major replacements and renewals that materially extend the life of properties are capitalised and any assets replaced are retired.

VII. ***Maintenance costs*** - Periodic maintenance and repairs applicable to production facilities are accounted for on the accrual basis. Normal maintenance and repairs for all other properties are expensed as incurred.

VIII. ***Environmental expenditures*** - Environmental expenditures which increase the life, capacity or result in improved safety or efficiency of a facility are capitalised. Expenditures that relate to correcting an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments or clean ups are probable and the cost can be reasonably estimated. (Note 17).

IX. ***Exploration and development costs of oil and gas reserves*** - All domestic exploratory costs are charged to expense as incurred. All development costs for wells, production facilities and pre-production costs are capitalised. Exploration costs incurred outside Hungary are accounted in accordance with the successful efforts method. Such exploration expenditure is initially classified as an intangible fixed asset. When proved reserves of oil and gas are determined and development is sanctioned the relevant expenditure is transferred to tangible production assets. All exploration expenditure determined as unsuccessful is charged against income.

X. ***Depreciation, depletion and amortisation*** - Depreciation is computed primarily using the straight line method at the following rates:

Machinery and equipment	5% to 33.3%
Buildings and improvements	3% to 20.0%
Software	33.3 %

Depreciation of production installations and transport systems for oil and gas is calculated for each individual plant or plant-dedicated transport system using the unit of production method, based on proved, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of their economic life expectancy, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less.

XI. ***Restoration of oil and gas production facilities*** - The estimated future cost of restoration of oil and gas production facilities following the termination of production, calculated at current prices, is accrued for each individual plant or plant-dedicated transport system using the unit of production method based on proved commercially recoverable reserves. Changes in estimates are allocated to future production using the prospective method.

XII. ***Research and Development*** - Materially all costs of research and development are charged against income as incurred, other than costs incurred in the development of oil and gas reserves which are accounted for as stated in IX).

XIII. ***Inventories*** - Inventories are valued at the lower of acquisition cost on a weighted-average basis or net realisable value. The acquisition cost of own produced goods consists of direct materials, direct wages and the appropriate portion of production overhead. From 1 January 1997, following a change to the Hungarian Law on Accounting, the value of imported inventories includes related statistical fees which are levied on imports. The fees are treated as part of the cost of the materials to which they relate and are expensed to cost of materials along with them on their usage. Prior to 31 December 1996, statistical fees were charged as incurred to other expenses (Note 5).

XIV. ***Foreign currency transactions*** - Realised and unrealised gains or losses on monetary assets or liabilities denominated in a currency other than the Hungarian Forint are included in net income. Assets and liabilities denominated in foreign currencies are valued in Hungarian Forints at the closing rates of exchange. The assets and liabilities of foreign subsidiaries are considated at closing rate. Share capital and reserves are consolidated at historical rates, and the resulting exchange difference on consolidation is taken to reserves.

XV. ***Taxation*** - The tax provision represents the total amount of payable and deferred taxes related to the current period's profit. Deferred tax assets and liabilities are determined in accordance with the liability method using the tax rates expected to apply when the timing differences are expected to reverse.

XVI. ***Reserves*** - Reserves as shown in the Consolidated Financial Statements represent the amounts which result from preparation under IAS. They do not represent distributable reserves for dividend purposes. Reserves for dividend purposes are statutorily determined under HAR.

NOTE 2 - DISCLOSURES BY BUSINESS AREA AND GEOGRAPHIC DISTRIBUTION

Business areas (all amounts in HUF million unless otherwise stated)

For 1994 and at 31 December 1994	*Net Sales*	*Operating Profit(/Loss)*	*Capital Expenditures*	*Depreciation Depletion and Amortisation*	*Tangible Assets*
Refining and Marketing Division	177,509	8,665	15,255	15,147	88,198
Exploration and Production Divison	92,342	(5,668)	14,167	15,888	130,482
Corporate and other	10,697	(2,109)	919	550	6,788
Eliminations and IAS adjustments	(5,944)	(214)	(99)	(2,235)	4,475
TOTAL	274,604	674	30,242	29,350	229,943

For 1995 and at 31 December 1995	*Net Sales*	*Operating Profit(/Loss)*	*Capital Expenditures*	*Depreciation Depletion and Amortisation*	*Tangible Assets*
Refining and Marketing Division	228,460	2,414	18,007	14,749	91,419
Exploration and Production Divison	125,574	11,899	20,463	14,882	137,361
Corporate and other	26,207	(6,975)	1,252	771	6,161
Eliminations and IAS adjustments	(10,247)	1,506	-	(642)	4,960
TOTAL	369,994	8,844	39,722	29,760	239,901

For 1996 and at 31 December 1996	*Net Sales*	*Operating Profit(/Loss)*	*Capital Expenditures*	*Depreciation Depletion and Amortisation*	*Tangible Assets*
Refining and Marketing Division	314,187	10,015	20,035	11,706	98,065
Exploration and Production Divison	177,976	26,366	23,161	15,951	143,290
Corporate and other	36,050	(4,074)	4,871	1,525	10,683
Eliminations and IAS adjustments	(30,631)	(65)	(860)	(1,607)	5,867
TOTAL	497,582	32,242	47,207	27,575	257,905

For 1997 and at 31 December 1997	*Net Sales*	*Operating Profit(/Loss)*	*Capital Expenditures*	*Depreciation Depletion and Amortisation*	*Tangible Assets*
Refining and Marketing Division	421,629	23,852	29,265	14,163	125,590
Exploration and Production Divison	242,066	32,497	35,778	22,099	161,557
Corporate and other	27,755	(3,393)	5,014	1,936	11,280
Eliminations and IAS adjustments	(54,405)	(2,949)	(2,314)	(619)	(5,893)
TOTAL	637,045	50,007	67,743	37,579	292,534

The activities of the Refining and Marketing Division are the importation and Refining of crude oil and the wholesale and retail distribution and Marketing of petroleum products, including lubricants and bitumen. The Exploration and Production Division is responsible for domestic and international Exploration, the development, Production and transmission of natural gas and crude oil and the purchase, underground storage and wholesale distribution of natural gas. Net sales excludes internal sales made by the Exploration and Production Division to the Refining and Marketing Division. Operating profit for the Exploration and Production Division includes its share of profit arising from sales of refined products manufactured from crude oil produced by that Division. The internal transfer prices utilised in respect of this crude oil are based on prevailing market prices.

For the year ended 31 December 1996 the operating profit of the Exploration and Production Division includes a reduction in its share of the environmental provision (Note 17a) amounting to HUF 5,067 million, and income of HUF 2,096 million arising on the capitalisation of Exploration work in Tunisia (Note 17b).

Corporate and other includes the results and balances of Nitrogénművek Rt., which became a subsidiary during 1996 (Note 10). For the year ended 31 December 1996 the operating result of corporate and other includes an exceptional receipt of HUF 3,840 million from Tiszai Vegyi Kombinát Rt.

Geographical distribution by customer (all amounts in HUF million unless otherwise stated)

Net sales by geographical area are as follows:	*1994*	*1995*	*1996*	*1997*
Hungary	228,939	309,915	419,204	541,759
Austria	26,972	24,146	32,052	44,267
Other Europe	16,877	33,783	42,393	47,092
Rest of the world	1,816	2,150	3,933	3,927
TOTAL	274,604	369,994	497,582	637,045

NOTE 3 - EXPLORATION COSTS (all amounts in HUF million unless otherwise stated)

	1994	*1995*	*1996*	*1997*
Capitalised at the beginning of the year	46	53	1,143	2,106
Incurred during the period	7,714	11,412	8,769	9,844
Expensed during the period	(7,189)	(9,933)	(7,577)	(8,892)
Capitalisation of costs in Tunisia	-	-	1,532	-
Amortised during the period	(11)	(40)	(3)	(3)
Expenditure in Tunisia booked to provision	(507)	(349)	-	-
Write down of exploration costs in Algeria				
-prior year (Note 5)	-	-	(838)	-
-current year	-	-	(40)	-
Write down of exploration costs in Turkey				
-prior year (Note 5)	-	-	(149)	-
-current year	-	-	(456)	-
Write down of exploration costs in Yemen (current year)	-	-	(275)	-
Capitalised at the end of the period	53	1,143	2,106	3,055

The amounts shown as expensed during the period are charged to various operating costs in the Income Statements. The amounts which were capitalised as at 31 December 1997 represent exploration costs incurred in Qatar and Syria where proved reserves have not yet been determined and costs incurred in Tunisia where production is expected to commence during 1998. The amounts previously capitalised in respect of exploration in Algeria, Turkey and Yemen were written off during 1996, as these projects were considered unlikely to be productive during that year.

The capitalisation of exploration costs in Tunisia, in 1996 occurred as an earlier project, which had been expected to be unsuccessful, was found to be successful during that year, MOL had previously created provisions for its contracted obligations in that country, against which expenditure had been booked.

NOTE 4 - OTHER SERVICES AND CHARGES (all amounts in HUF million unless otherwise stated)

	1994	*1995*	*1996*	*1997*
Rental costs	2,676	4,343	5,845	7,171
Advertising and public relations	305	1,087	1,721	2,135
Consultancy fees	639	1,229	1,315	2,574
Environmental expenditure	669	853	1,079	1,558
Insurance fees	767	1,012	1,115	1,168
Bank costs	1,048	1,348	945	680
Cleaning costs	311	631	801	1,012
Site security costs	300	543	695	991
Other external services	1,650	1,921	4,439	5,511
	8,365	12,967	17,955	22,800

NOTE 5 - OTHER EXPENSES (all amounts in HUF million unless otherwise stated)

	1994	1995	1996	1997
Taxes, contributions and similar items				
Mining royalties	15,114	16,097	16,279	15,975
Road fund contribution	11,220	22,797	34,312	48,673
Environmental levy	1,635	3,400	5,725	6,352
Statistical fees	1,537	3,758	4,698	-
Other taxes and contributions	2,767	2,340	5,103	7,682
Dues to government oil stocking organisation	1,601	3,147	4,923	7,809
	33,874	51,539	71,040	86,491
Sundry penalties and fines	401	824	723	798
Write downs of fixed assets	933	870	722	1,430
Bad debts written off	875	412	587	539
Accrual for the restoration of oil and gas production facilities	1,541	1,188	2,016	1,007
Provision for redundancy costs	-	-	2,684	107
Provision for tax penalties	-	-	-	553
Movement on bad debts provision	(446)	(584)	121	307
Write down of costs of exploration in Algeria and Turkey (Note 3)	-	-	987	-
Subsidies donations and other financial assistance given	-	-	334	1,764
Other items	1,085	724	419	1,182
	38,263	54,973	79,633	94,178

NOTE 6 - FINANCIAL INCOME AND EXPENSES (all amounts in HUF million unless otherwise stated)

	1994	1995	1996	1997
Financial Income				
Interest received	958	1,807	1,845	3,130
Dividends received	144	508	274	902
Profit on disposal of securities	1,615	526	1,185	1,797
Profit on derivatives trading	1,616	110	2,024	-
Other financial income	632	147	73	653
	4,965	3,098	5,401	6,482

	1994	1995	1996	1997
Financial expenses				
Interest paid	6,147	7,236	7,113	8,059
Loss on disposal of Mobilsped Kft. and Dunarent Kft.	-	-	-	209
Losses on disposal of other securities	680	482	288	383
Losses on derivatives trading	2,449	231	-	-
Exchange losses on retranslation of loans	879	2,443	3,165	8,816
Other losses on exchange	14	464	24	-
Write down of financial investments	27	31	87	14
Other financial expenses	36	116	23	101
	10,232	11,003	10,700	17,582

NOTE 7 - TAXATION (all amounts in HUF million unless otherwise stated)

	1994	1995	1996	1997
Current corporate income tax charge	1,003	520	4,037	8,995
Deferred tax	(1,683)	(579)	362	(2034)
	(680)	(59)	4,399	6,961

The applicable corporate income tax rate payable on the taxable income of the Group is 18%.

For dividends paid out of profits earned in 1995 and 1996, an additional tax of up to 23% on the grossed up amount of the dividend was payable. The maximum rate is applicable to distributions to Hungarian residents and, under the applicable double taxation treaties is reduced for residents of certain foreign countries to rates depending on the country of residency. This additional tax (which remains applicable in the event of any future distribution of profits which arose during 1995 and 1996) has been replaced in respect of profits arising after 31 December 1996, by a withholding tax on dividends paid to foreign shareholders and to Hungarian resident individuals of 20 % (subject to limitation by applicable double taxation treaties).

The effective tax rate of 16.3% in 1996 arose as a result of the inclusion of non-taxable income, principally the receipt of HUF 3.840 million from Tiszai Vegyi Kombinát Rt. (note 2) in profit before taxation.

DEFERRED TAXATION (all amounts in HUF million unless otherwise stated)

	1994	1995	1996	1997
Balance at beginning of year - asset	10,600	12,283	12,862	12,500
Movement in period	1,683	579	(362)	2,034
Balance at end of year - asset	12,283	12,862	12,500	14,534

The source of the timing differences giving rise to the year or period end balance are as follows:	1994	1995	1996	1997
Depreciation	6,401	6,933	6,169	14,046
Provisions for doubtful receivables and inventory	5,598	3,509	5,701	3,204
Maintenance accrual	3,340	2,962	5,003	5,306
Provision for Tunisian exploration costs	2,214	2,097	-	-
Provision for environmental liabilities	21,500	23,846	18,289	21,215
Accrual for the restoration of oil and gas production facilities	27,416	28,604	30,620	31,627
Lease capitalisation	35	34	35	-
Unrealised gains on intra group transfers	1,735	3,472	3,626	5,344
	68,239	71,457	69,443	80,742
Deferred tax thereon at 18%	12,283	12,862	12,500	14,534

NOTE 8 - INTANGIBLE ASSETS (all amounts in HUF million unless otherwise stated)

	31.12.1994.	31.12.1995.	31.12.1996.	31.12.1997.
Rights	422	568	644	953
Software and trade marks	2,538	3,139	4,093	5,343
Exploration, research and development costs	159	1,168	2,636	3,796
Goodwill arising on consolidation	-	-	-	251
Other costs	-	24	-	11
	3,119	4,899	7,373	10,354
Less accumulated amortisation	(1,497)	(2,204)	(2,941)	(3,913)
	1,622	2,695	4,432	6,441

NOTE 9 - TANGIBLE ASSETS (all amounts in HUF million unless otherwise stated)

31 December 1994	Land and buildings	Plant and Machinery	Other Equipment	Investments in Process	Advances	Total
Refining and marketing division	57,444	61,136	6,984	5,077	182	130,823
Exploration and production division	129,615	36,760	3,322	6,801	145	176,643
Corporate and other	5,038	1,132	676	124	11	6,981
	192,097	99,028	10,982	12,002	338	314,447
Less accumulated depreciation, depletion and amortisation	(34,016)	(45,011)	(5,280)	(197)	-	(84,504)
	158,081	54,017	5,702	11,805	338	229,943

31 December 1995	Land and buildings	Plant and Machinery	Other Equipment	Investments in Process	Advances	Total
Refining and marketing division	65,099	65,995	9,404	7,068	182	147,748
Exploration and production division	139,102	41,785	3,528	10,463	405	195,283
Corporate and other	5,582	1,044	1,081	141	-	7,848
	209,783	108,824	14,013	17,672	587	350,879
Less accumulated depreciation, depletion and amortisation	(37,816)	(65,417)	(7,745)	-	-	(110,978)
	171,967	43,407	6,268	17,672	587	239,901

31 December 1996	Land and buildings	Plant and Machinery	Other Equipment	Investments in Process	Advances	Total
Refining and marketing division	74,460	71,649	12,562	6,431	150	165,252
Exploration and production division	153,690	48,415	3,946	7,235	400	213,686
Corporate and other	6,749	5,464	1,530	435	2	14,180
	234,899	125,528	18,038	14,101	552	393,118
Less accumulated depreciation, depletion and amortisation	(50,338)	(76,354)	(8,521)	-	-	(135,213)
	184,561	49,174	9,517	14,101	552	257,905

31 December 1997.	Land and buildings	Plant and Machinery	Other Equipment	Investments in Process	Advances	Total
Refining and marketing division	86,592	81,494	19,496	15,043	321	202,946
Exploration and production division	168,824	55,612	4,581	13,558	466	243,041
Corporate and other	7,346	6,356	1,575	751	22	16,050
	262,762	143,462	25,652	29,352	809	462,037
Less accumulated depreciation, depletion and amortisation	(74,931)	(83,129)	(11,443)	-	-	(169,503)
	187,831	60,333	14,209	29,352	809	292,534

NOTE 10 - INVESTMENTS

(a) Consolidated subsidiaries

	Percentage of ownership 1994 31 December	1995 31 December	1996 31 December	1997 31 December
– Geofizikai Szolgáltató Kft.	100%	100%	100%	100%
– Geoinform Kft.	100%	100%	100%	100%
– Olajterv Rt.	*86%	*86%	*86%	*86%
– MOL-Chem Kft. (formerly Petrogáz Kft.)	100%	100%	100%	100%
– Rotary Rt.	*100%	*100%	*100%	*100%
– Dunarent Kft. (to 19 December 1997)	100%	100%	100%	100%
– Izobutilén Kft.	68%	68%	68%	68%
– Kunpetrol Kft.	100%	100%	100%	100%
– Mobilsped Kft. (to 19 December 1997)	100%	100%	100%	100%
– MOL-Lízing Kft.	-	-	100%	100%
– Nitrogénművek Rt. (from 10 May 1996)	-	-	59%	59%
– Nitroil Kft. (to 10 November 1995)	60%	60%	-	-
– Petrolszerviz Kft.	100%	100%	100%	100%
– Petrolszolg Kft.	100%	100%	100%	100%
– MOLTRADE-Mineralimpex Rt. (formerly Mineralimpex Rt.)	-	*100%	*100%	*100%
– Zsámbékgáz Rt.	-	*95%	*95%	*95%
– Terméktároló Rt.	-	-	-	74%
– Börzsönygáz Kft.	-	-	-	100%
– ZAB Zemplén-Abaúj Rt.	-	-	-	50%
– Dunafiksz Kft.	-	-	-	100%
– MOL Romania Petroleum Products S. R. L.	-	-	-	100%
– MOL Slovensko spol. S. r. o. (Slovakia)	-	-	-	100%
– MOLTRANS Kft.	-	-	-	100%

* In accordance with the Hungarian Law on Economic Associations (1988), whereby investors holding more than a 75% investment in an Rt company are liable to make good the losses of the investee company, MOL Rt. has an obligation to make good any losses of these companies. As at the above balance sheet dates the Statutory Financial Statements of these companies did not show any such losses.

MOL Romania Petroleum Products S. R. L. was acquired by MOL on 1 July 1997 for USD 7.5 million. The activities of MOL Romania Petroleum Products SRL are the construction of a chain of filling stations in Romania, and their operation once complete. The other companies brought into the consolidation during 1997 were existing subsidiaries of MOL as at 1 January 1997 in which MOL 's investment increased significantly during the year, making the companies sufficiently material to warrant consolidation. ZAB Zemplén- Abaúj Kft. is consolidated since MOL have effective control of the management of the Company.

On 10 May 1996 MOL increased its holding in Nitrogénművek Rt. from 50% to 59.4%. The results of this subsidiary have been consolidated according to the equity method up to that date and on a fully consolidated basis for the period from that date to 31 December 1996.

The principal items thus consolidated in 1996 were:	
In respect of period from 10 May 1996:	
Net sales	11 494
Operating profit	2 028
Profit before tax	2 331
Net assets	**3 680**
In respect of period before 10 May 1996:	
Share of results of associated companies	**888**

MOL-Lízing Kft has been consolidated as from 1 January 1996 since its activities were considered to have become sufficiently material from that date to warrant consolidation.

Mobilsped Kft. and Dunarent Kft. were sold on 19 December 1997 for HUF 60 million and HUF 180 million respectively.

(b) Other investments (all amounts in HUF million unless otherwise stated)

	1994	1995	1996	1997
Unconsolidated subsidiaries (Note 11)	1,618	2,073	4,481	8,095
Associated companies (Note 11)	2,567	3,667	2,990	2,837
Other companies (Note 11)	3,278	4,428	4,159	4,498
	7,463	10,168	11,630	15,430
Less provisions for permanent diminution in value (Note 11)	(635)	(635)	(597)	(656)
	6,828	9,533	11,033	14,774
Other securities held long term	-	-	-	613
Loans to other companies	991	1,082	1,348	2,156
Long term bank deposits	582	21	71	-
	8,401	10,636	12,452	17,543

NOTE 11 - INVESTMENTS

Company	*Gross value of investment 31.dec.1996 HUF million*	*Percentage of ownership 31.dec.1997 %*	*Total Share Capital 31.dec.1997 HUF million*	*Gross value of investment 31.dec.1997 HUF million*
Unconsolidated subsidiaries				
Carrier MOL SRL (Romania)	236	98	959	236
Dunadob Kft. (75% sold 19 November 1997)	583	-	-	-
Dunafix Kft. (fully consolidated in 1997)	538	-	-	-
Kőolajtaroló Rt.	255	51	500	255
Pentaszerviz Kft.	257	100	353	353
Oiltech Kft. (sold 19 December 1997)	125	-	-	-
Olajgép Kft.	110	100	85	85
Kariszolf Kft.	85	100	85	85
MOL Slovensko spol s.r.o. (fully consolidated in 1997)	318	-	-	-
Pannon Petroleum Kft.	92	100	92	92
MOL Kárpátalja Kft. (Ukraine)	288	95	304	288
Terméktároló Rt. (fully consolidated in 1997)	360	-	-	-
Alfagas Kft.	-	60	10	186
Berhidai Kft.	26	100	115	115
Bihari Gáz-Közmű Kft.	-	92	2,463	1,990
Dél-Borsodi Gáz Közmű Kft.	60	96	1,397	449
Mátragáz Kft.	-	99	578	341
Jászsági Gáz Rt. (previously associated company)	-	96	1,459	590
MOL Szíria Kft.	-	100	925	925
Dunántúli Távvezeték Kft.	84	100	132	132
Generál Gomsz Kft.	87	100	113	113
MOL Ausztria Kft.	-	100	422	422
Nagyszénási Járműjavító Kft.	20	100	118	118
Petrolteam Kft.	60	100	129	129
Turbo Team Kft.	68	100	147	147
Turulgáz Rt.	80	58	404	134
Zala Petroltransz Kft. (sold 19 December 1997)	81	-	-	-
MOL Agram Kft. (Croatia)	71	100	454	190
Others	597	N/A	N/A	720
	4,481			8,095

Company	*Gross value of investment 31.dec.1996 HUF million*	*Percentage of ownership 31.dec.1997 %*	*Total Share Capital 31.dec.1997 HUF million*	*Gross value of investment 31.dec.1997 HUF million*
Associated Companies (equity value)				
PB Gáz Szerviz Kft (formerly Totalgáz Kft.)	1,381	43	3,350	1,383
Villas Hungaria Kft.	225	38	484	250
Hotel Carbona Gyógyszálló Rt. (formerly Bányász Gyógyüdülő KV)	199	25	810	199
Embavegyoil KV (Kazakhstan)	100	24	418	100
Jászsági Gáz Rt. (unconsolidated subsidiary as at 31 December 1997)	534	-	-	-
IN-ER Erőmű Kft.	-	30	2	52
Panrusgáz Rt.	60	50	120	70
Kiskungáz Rt.	127	45	697	203
Gerecskegáz Kft.	-	46	610	282
MG MOL Gáz Kft.	-	25	350	1
Dunadob Kft. (25% retained)	-	25	700	186
Others	364	N/A	N/A	111
	2,990			**2,837**
Other Companies				
AKA Rt.	300	2	12,111	300
Dunastyr Rt.	609	18	3,355	609
Égáz Rt.	-	11	4,732	667
ELMKA Rt.	750	14	5,525	750
Pannon GSM Rt.	1,635	9	18,850	1,635
Total Hungária Rt. (sold June 1997)	357	-	-	-
Tamoil Hungaria Kft.	105	9	1,191	105
Others	403	N/A	N/A	432
	4,159			**4,498**
Provisions				
Dunastyr Rt.	514			514
Tamoil Hungaria Kft.	-			86
Other	83			56
	597			**656**

NOTE 12 – INVENTORIES (all amounts in HUF million unless otherwise stated)

31 December 1994	*Raw Materials*	*Goods for resale*	*Work in progress and finished goods*	*Other*	*Total*
Refining and marketing division	9,722	829	13,710	75	24,336
Exploration and production division	2,885	7,143	1,280	86	11,394
Corporate and other	277	533	138	92	1,040
Eliminations and IAS adjustments	107	(209)	-	-	(102)
	12,991	8,296	15,128	253	36,668

31 December 1995	*Raw Materials*	*Goods for resale*	*Work in progress and finished goods*	*Other*	*Total*
Refining and marketing division	11,933	5,463	17,472	76	34,944
Exploration and production division	3,194	14,009	1,401	76	18,680
Corporate and other	235	107	158	40	540
Eliminations and IAS adjustments	314	1	-	-	315
	15,676	19,580	19,031	192	54,479

31 December 1996	*Raw Materials*	*Goods for resale*	*Work in progress and finished goods*	*Other*	*Total*
Refining and marketing division	14,069	2,770	17,446	81	34,366
Exploration and production division	3,059	26,408	1,523	12	31,002
Corporate and other	1,117	114	1,004	38	2,273
Eliminations and IAS adjustments	(176)	(32)	(102)	(18)	(328)
	18,069	29,260	19,871	113	67,313

31 December 1997	*Raw Materials*	*Goods for resale*	*Work in progress and finished goods*	*Other*	*Total*
Refining and marketing division	15,128	5,940	20,308	35	41,411
Exploration and production division	1,304	39,504	1,928	22	42,758
Corporate and other	1,187	208	2,629	28	4,052
Eliminations and IAS adjustments	(154)	-	-	(2)	(156)
	17,465	45,652	24,865	83	88,065

NOTE 13 – ACCOUNTS RECEIVABLE (all amounts in HUF million unless otherwise stated)

	31.12.1994.	*31.12.1995.*	*31.12.1996.*	*31.12.1997.*
Gross receivables	37,786	53,432	62,719	75,343
Less: provision for bad and doubtful debts	(2,799)	(2,499)	(2,636)	(2,943)
	34,987	50,933	60,083	72,400

NOTE 14 - OTHER RECEIVABLES (all amounts in HUF million unless otherwise stated)

	31.12.1994.	*31.12.1995.*	*31.12.1996.*	*31.12.1997.*
Advances to suppliers	82	94	268	101
Prepaid and recoverable taxes and duties	4,026	7,013	1,241	1,084
Prepaid excise taxes	727	1,061	891	1,186
Loans to employees and other employee receivables	418	95	114	186
Leasing prepayments	828	670	897	1,835
Receivables from related and investee companies	1,859	1,764	5,949	3,266
Amount receivable from shareholders	113	-	-	-
Interest receivable	-	-	-	391
Loans receivable	42	663	477	542
Unregistered investments	-	296	2,775	2,539
Other	1,372	3,025	4,435	16,753
	9,467	14,681	17,047	27,883

NOTE 15 - SHORT TERM INVESTMENTS (all amounts in HUF million unless otherwise stated)

	31.12.1994.	*31.12.1995.*	*31.12.1996.*	*31.12.1997.*
State bonds	518	-	328	8
Discount treasury bills, shares and other securities purchased for resale	98	1,491	3,928	3,005
	616	1,491	4,256	3,013

NOTE 16 - EQUITY (all amounts in HUF million unless otherwise stated)

Movements in equity (IAS)	*31.12.1994.*	*31.12.1995.*	*31.12.1996.*	*31.12.1997.*
Opening balance 1 January	226,599	222,718	222,672	241,285
Retained profit/(loss) for the year	(3,881)	285	19,087	22,760
Exchange difference arising on consolidation of foreign subsidiaries	-	-	-	58
Increase in share capital	-	840	-	-
Net repurchase/sale of own shares	-	(1,171)	(474)	(27)
Closing balance 31 December	222,718	222,672	241,285	264,076

A reconciliation between the above amounts and MOL's equity in accordance with HAR is set out at Note 26.

Share capital	*1996*	*1997*
Opening balance 1 January	97,568	97,275
Net (repurchase) / sale of own shares	(293)	214
Closing balance 31 December	97,275	97,489

The issued share capital of the Company is HUF 98,400,001,000, consisting of 98,400,000 series A ordinary shares (the "Shares") and one series B preference share (the "Special Share"). Each Share and the Special Share has a nominal value of HUF 1,000.

The net repurchase of own shares represents the repurchase of shares from employees and their subsequent resale. Premiums paid on repurchase are taken to reserves. Retained earnings and reserves amounting to HUF 143,827 million and HUF 124,923 million, as at 31 December 1997 and 1996 respectively, comprised accumulated undistributed retained earnings and non distributable capital reserves, which consist primarily of the surplus of net assets over the registered share capital of MOL at the date of its incorporation on the transformation of its legal predecessor the Hungarian Oil and Gas Industry Trust. The amount of reserves of the parent company available for distribution as dividends is as follows:

	1994	*1995*	*1996*	*1997*
Revenue reserves	2,173	6	2,267	12,552
HAR profit (after proposed dividend) for the year	(2,038)	2,530	10,340	26,963
	135	2,536	12,607	39,515

NOTE 17 - PROVISIONS FOR LIABILITIES AND CHARGES (all amounts in HUF million unless otherwise stated)

	31.12.1994.	*31.12.1995.*	*31.12.1996.*	*31.12.1997.*
Provision for environmental liabilities	21,500	23,846	18,289	21,215
Redundancy provision	-	-	2,684	95
Expenditure obligation in Tunisia	1,031	564	-	-
Provision for obligations under guarantees	-	-	506	672
Provision for early retirement pensions	-	74	116	27
Other provisions	-	-	-	109
	22,531	24,484	21,595	22,118

(a) Provision for environmental liabilities

Under HAR the Group is not required to make provisions for environmental liabilities. As part of the privatisation process the company and ÁPV Rt. engaged an independent specialist firm to carry out an environmental assessment as at 31 December 1996. Provision was made in the balance sheet as at 31 December 1996 for the estimated cost of rectifying past environmental damage and of measures required to enable Group to comply with existing and known future changes to environment protection legislation.

The revised assessment as at 31 December 1996 resulted in a liability as at that date HUF 6,786 lower than the amount provided as at 31 December 1995. The provision as at 31 December 1995 had been made on the basis of an earlier estimate made by the same sepcialist firm. Of this amount, HUF 1,229 million related to environmental expenditure incurred and capitalised by MOL in the intervening period, This amount has been retained within the environmental provision to be released over the life of the related assets (see table below). The remaining amount resulted primarily from lower estimates of soil and groundwater remediation costs based on new field data on drilling muds and clarification of regulatory requirements applicable to logistics operations, less the effect of higher estimates of remediation costs for acid tar treatment and disposal at the refineries, and noise reduction measures at oil and gas transportation sites. The net reduction of part of the provision has been taken to the income statement for the year to 31 December 1996. The provision as at 31 December 1997 is based on the provision as at 31 December 1996 as adjusted by appropriate price indices. No further assessment has been made since 31 December 1996.

The Group is subject to changing environmental requirements as Hungarian legislation is developed to bring Hungarian environmental regulations into line with European and international standards. No assurance can be given that all environmentall liabilities, which may eventually be asserted, have been identified. However, the Group is unaware of any major unidentified liabilities under existing Hungarian environmental legislation.

The total estimated liability as at 31 December 1997 and the expected timing of the expenditure is analysed as follows:

	Total	*Within*		
		five years	*five to ten years*	*more than ten years*
Exploration and production division	8,384	2,656	2,897	2,831
Refining and marketing division				
Refining	3,361	3,359	2	-
Product distribution and storage	6,921	4,393	2,006	522
Trading	1,320	1,051	-	269
	19,986	11,459	4,905	3,622
To release against depreciation of related assets	1,229			
	21,215			

NOTE 18 - LONG-TERM DEBT (all amounts in HUF million unless otherwise stated)

	31 December 1994	*31 December 1995*	*31 December 1996*	*31 December 1997*	*Weighted average interest rates as at 31 December 1997*
Unsecured bonds	50	50	52	10,052	16.15%
Secured bank loans					
- In Forints	11,329	17,075	14,535	8,980	22.45%
- In US Dollars	8,496	1,037	1,396	17,145	6.33%
- In Deutschmarks	155	286	312	389	3.96%
Unsecured US Dollar loans	-	17,697	27,057	12,463	6.69%
Unsecured bank loans in Deutschmarks	-	-	-	29,240	3.86%
Unsecured bank credits in Forints	6,392	1,679	6,494	7,955	21.39%
Other unsecured loans in Forints	2,676	2,452	2,280	2,442	16.00%
Payable under finance leases	1,090	-	-	-	
Other long term items	176	40	231	335	
	30,364	40,316	52,357	89,001	
Less: amounts payable within one year (Note 21)	(7,160)	(6,681)	(7,151)	(3,376)	
	23,204	33,635	45,206	85,625	

Secured loans are obtained for specific capital projects and are secured on the assets financed by the loans.

Under the terms of certain of the loans detailed above MOL is subject to financial covenants relating to liquidity and leverage. As at 31 December 1997 MOL was not in breach of any applicable financial covenants.

Of the total long-term debt at 31 December 1997, HUF 70,180 million was outstanding under floating interest rate contracts. MOL is exposed to interest rate risk in respect of these loans.

The maturity dates of the long term amounts as at 31 December 1997 are:

	1997
From two to five years	65,140
More than five years	20,485
Total	85,625

NOTE 19 - DEFERRED INCOME (all amounts in HUF million unless otherwise stated)

	31 December 1994	*31 December 1995*	*31 December 1996*	*31 December 1997*
Gross negative goodwill arising on consolidation	352	352	743	3,317
Amortised as at 1 January	(34)	(50)	(90)	(213)
	318	302	653	3,104
Negative goodwill on consolidation of subsidiaries acquired during the year	-	391	2,574	1,897
Amortised in year	(16)	(40)	(123)	(198)
As at 31 December	302	653	3,104	4,803

The gross amount is amortised over a period of 20 years.

NOTE 20 - OTHER LONG-TERM LIABILITIES

	31 December 1994	*31 December 1995*	*31 December 1996*	*31 December 1997*
Accrual for the restoration of oil and gas production facilities (see note 1 (XI))	27,416	28,604	30,620	31,627

NOTE 21 - SHORT TERM DEBT (all amounts in HUF million unless otherwise stated)

	31 December 1994	31 December 1995	31 December 1996	31 December 1997
Bonds	1,952	-	-	-
Secured loans in Forints	411	500	189	1,020
Unsecured loans in Forints	5	13,228	6,967	15,605
US Dollar loans - secured	-	9,645	-	1,076
- unsecured	-	5,262	10,753	-
Overdrafts and informal loans	-	-	-	1,977
Short term portion of long-term debt (Note 18)	7,160	6,681	7,151	3,376
	9,528	35,316	25,060	23,054

NOTE 22 - OTHER CURRENT LIABILITIES (all amounts in HUF million unless otherwise stated)

	31 December 1994	31 December 1995	31 December 1996	31 December 1997
Deferred income	-	186	583	742
Advances from customers	334	441	756	1,951
Taxes, contributions and social security payable	8,289	9,109	13,305	21,273
Amounts due to employees	584	456	680	378
Amounts due to shareholders	132	885	4,353	8,103
Bank interest payable	674	1,413	1,288	69
Maintenance accrual	3,340	2,962	5,004	5,306
Amounts owed to related companies	319	4,357	9,153	16,356
Customs fees payable	377	3,988	2,074	4,876
Accrued tax penalties	-	-	-	553
Accrued late payment interest	-	-	-	2,497
Bills of exchasnge payable	-	-	-	1,055
Other accruals	2,113	4,011	6,328	2,419
	16,162	27,808	43,524	65,578

NOTE 23 - RISK MANAGEMENT (all amounts in HUF million unless otherwise stated)

Derivatives trading

MOL company is engaged in certain derivative contract trading. The purpose of this activity is to reduce the risk relating to changing prices for purchased or sold crude oil and refined products and changing foreign currency exchange rates. MOL does not engage in derivative contract trading for speculative purposes. Trading is conducted in both over-the-counter and regulated markets. Trading is conducted with established dealers and brokers and MOL believes that its credit risk is low on these transactions because the company periodically ascertains the credit ratings of its counterparties. Trading is conducted within a defined range of existing physical exposures.

Results of this activity are as follows:

Net gains/(losses)	*1994*	*1995*	*1996*	*1997*
Commodity contracts	(521)	110	2,024	(28)
Currency contracts	315	230	-	-
	(206)	340	2,024	(28)

As at 31 December 1997 MOL had open trading positions for 1.5 million barrels and one open currency contract for USD 30 million.

NOTE 24 - CAPITAL COMMITMENTS (all amounts in HUF million unless otherwise stated)

Capital commitments for fixed assets as of 31 December 1997 are as follows	*1998*	*1999*	*Thereafter*	*Total*
- Contractual commitments	33,351	8,004	1,498	42,853
- Additional authorised future investments	66,441	125,856	318,824	511,121
Total	99,792	133,860	320,322	553,974

Additional authorised future investments consist of projects formally approved by the board of directors.

The Group also plans to invest HUF 149,508 million in new financial investments and in existing participations.

NOTE 25 - OTHER COMMITMENTS AND CONTINGENT LIABILITIES

(a) Sales commitments

In 1993 and 1994 the Group entered into supply agreements with the six regional Hungarian gas supply companies to supply specific quantities of gas over a ten year period from 1 January 1994 (fifteen years in the case of Főgáz). The amounts, which are shown below are subject to a tolerance allowance of plus or minus 15% (10-20% in the case of Főgáz) and may also be modified by 15 March of the preceding year by the same percentages. These agreements were supplemented by further agreements with the new smaller distribution companies in 1996-97. The prices, which are set by government decree, have in the recent past been lower than the world market price. Since the Group is not able to produce sufficient gas locally to satisfy demand, it is obliged to import gas purchased on the world market.

The amounts committed under the agreements (in millions of cubic metres) are as follows:

	Regional gas companies			*To Főgáz*		*Total*	
	Group 1	*Group 2*					
1998	4,000	3,168		2,510		9,678	
1999	4,230	3,333	(+8)	2,530		10,093	(+8)
2000	4,410	3,647	(+60)	2,550	(+100)	10,607	(+160)
2001	4,510	3,724	(+165)	2,560	(+150)	10,794	(+315)
2002	4,580	3,791	(+255)	2,570	(+200)	10,941	(+455)
2003	4,700	3,833	(+350)	2,570	(+230)	11,103	(+580)
2004	-	3,866	(+400)	2,570	(+260)	6,436	(+660)
2005	-	3,903	(+450)	2,570	(+290)	6,473	(+740)
2006	-	3,937	(+470)	2,570	(+350)	6,507	(+820)
2007	-	1,060	(+135)	2,580	(+350)	3,640	(+485)
2008	-	1,060	(+135)	2,580	(+400)	3,640	(+535)
2009	-	1,060	(+145)	2,580	(+400)	3,640	(+545)
2010	-	1,060	(+145)	2,580	(+400)	3,640	(+545)
2011	-	1,060	(+145)	2,590	(+400)	3,650	(+545)
2012	-	1,060	(+150)	2,600	(+400)	3,660	(+550)

Notes:

Group 1. Contracts entered into in 1993-94. Tolerance limit plus or minus 15%

Group 2. Contracts entered into in 1996 and 1997. These include contracts with the new, smaller gas companies. Tolerance limits of 5% in the first five years and 10% in later years (20% in the case of WAV-Gáz).

Főgáz: Contract renewed in 1997. Tolerance limit of 10%.

Brackets: Optional quantities

(b) Pensions commitments

During 1996 MOL established a company pension fund for the benefit of the employees of MOL Rt, into which it paid HUF 462 million during that year. MOL is obliged to pay HUF 4,000 forint per member to the scheme monthly. In addition MOL has commitments to pay contributions to the State operated pension fund and an obligation to pay pensions up to normal retirement date of staff who have taken early retirement. Provision has been made for the latter obligation (Note 17).

NOTE 26 - RECONCILIATION BETWEEN HAR FINANCIAL STATEMENTS OF MOL RT. AND IAS CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in HUF million unless otherwise stated)

	Net equity 1 January 1994	*Retained profit for year*	*Other movements*	*Net equity 31 December 1994*
Per statutory accounts	262,882	(2,038)	(391)	260,453
Effect of consolidation	444	(153)	170	461
Minority interest	(349)	(3)	10	(342)
Subtotal	262,977	(2,194)	(211)	260,572
IAS adjustments				
- Deferred taxation	10,600	1,683	-	12,283
- Adjustment of depreciation on production assets to unit of production basis	4,188	2,246	-	6,434
- Additional depreciation of production assets due to impairment	(815)	128	-	(687)
- Additional allowance for doubtful receivables	(1,010)	319	-	(691)
– 1993 tax recoverable recognised in 1994 in staturory accounts	738	(738)	-	-
- Reclassification of reserves	-	(411)	211	(200)
- Unrealised profits (Kiskungáz)	-	-	-	-
- Maintenance accrual	(3,245)	(95)	-	(3,340)
- Provision for Tunisian exploration costs	(2,014)	(200)	-	(2,214)
- Provision for environmental liabilities	(18,600)	(2,900)	-	(21,500)
- Accrual for the restoration of oil and gas production facilities	(25,875)	(1,541)	-	(27,416)
- Additional inventory provision	(333)	(155)	-	(488)
- Capitalisation of leases	(12)	(23)	-	(35)
- Repurchase of own shares	-	-	-	-
Per IAS consolidated statements	226,599	(3,881)	-*	222,718

* *Exchange adjustment on consolidation of foreign subsidiaries less repurchase of own chares*

	Net equity 1 January 1995	*Retained profit for year*	*Other movements*	*Net equity 31 December 1995*
Per statutory accounts	**260,453**	**2,530**	**746**	**263,729**
Effect of consolidation	**461**	**(780)**	**(159)**	**(478)**
Minority interest	**(342)**	**(52)**	**63***	**(331)**
Subtotal	**260,572**	**1,698**	**650**	**262,920**
IAS adjustments				
- Deferred taxation	**12,283**	**579**	**-**	**12,862**
- Adjustment of depreciation on production assets to unit of production basis	**6,434**	**528**	**-**	**6,962**
- Additional depreciation of production assets due to impairment	**(687)**	**196**	**-**	**(491)**
- Additional allowance for doubtful receivables	**(691)**	**291**	**-**	**(400)**
- Reclassification of reserves	**(200)**	**359**	**190**	**349**
- Unrealised profits (Kiskungáz)	**-**	**(105)**	**-**	**(105)**
- Maintenance accrual	**(3,340)**	**378**	**-**	**(2,962)**
- Provision for Tunisian exploration costs	**(2,214)**	**118**	**-**	**(2,096)**
- Provision for environmental liabilities	**(21,500)**	**(2,346)**	**-**	**(23,846)**
- Accrual for the restoration of oil and gas production facilities	**(27,416)**	**(1,188)**	**-**	**(28,604)**
- Additional inventory provision	**(488)**	**(224)**	**-**	**(712)**
- Capitalisation of leases	**(35)**	**1**	**-**	**(34)**
- Repurchase of own shares	**-**	**-**	**(1,171)**	**(1,171)**
Per IAS consolidated statements	**222,718**	**285**	**(331)****	**222,672**

** Effect of removal of minority interests in Nitroil Rt. disposed of during 1995 **Effect of acquisition of Mineralimpex less repurchase of own shares during 1995*

	Net equity 1 January 1996	*Retained profit for year*	*Other movements*	*Net equity 31 December 1996*
Per statutory accounts	**263,729**	**10,340**	**3,522**	**277,591**
Effect of consolidation	**(478)**	**1,298**	**1,301**	**2,121**
Minority interest	**(331)**	**(1,058)**	**(1,306)**	**(2,695)**
Subtotal	**262,920**	**10,580**	**3,517**	**277,017**
IAS adjustments				
- Deferred taxation	**12,862**	**(362)**		**12,500**
- Adjustment of depreciation on production assets to unit of production basis	**6,962**	**1,303**		**8,265**
- Additional depreciation of production assets due to impairment	**(491)**	**140**		**(351)**
- Additional allowance for doubtful receivables	**(400)**	**400**		**-**
- Reclassification of reserves	**349**	**3,620**	**(3,517)**	**452**
- Unrealised profits (Kiskungáz)	**(105)**	**-**		**(105)**
- Maintenance accrual	**(2,962)**	**(2,042)**		**(5,004)**
- Provision for Tunisian exploration costs	**(2,096)**	**2,096**		**-**
- Provision for environmental liabilities	**(23,846)**	**5,557**		**(18,289)**
- Accrual for the restoration of oil and gas production facilities	**(28,604)**	**(2,016)**		**(30,620)**
- Additional inventory provision	**(712)**	**(188)**		**(900)**
- Capitalisation of leases	**(34)**	**(1)**		**(35)**
- Repurchase of own shares	**(1,171)**	**-**	**(474)**	**(1,645)**
Per IAS consolidated statements	**222,672**	**19,087**	**(474)**	**241,285**

	Net equity 1 January 1997	Retained profit for year	Other movements	Net equity 31 December 1997
Per statutory accounts	277,591	26,963	(56)	304,498
Effect of consolidation	2,121	357	1,823	4,301
Minority interest	(2,695)	(1,208)	(1,815)	(5,718)
Subtotal	277,017	26,112	(48)	303,081
IAS adjustments				
- Deferred taxation	12,500	2,034	-	14,534
- Adjustment of depreciation on production assets to unit of production basis	8,265	(816)	-	7,449
- Additional depreciation of production assets due to impairment	(351)	136	-	(215)
- Additional allowance for doubtful receivables	-	-	-	-
- Reclassification of reserves	452	(151)	106	407
- Unrealised profits (Kiskungáz)	(105)	-	-	(105)
- Maintenance accrual	(5,004)	(302)	-	(5,306)
- Provision for Tunisian exploration costs	-	-	-	-
- Provision for environmental liabilities	(18,289)	(2,926)	-	(21,215)
- Accrual for the restoration of oil and gas production facilities	(30,620)	(1,007)	-	(31,627)
- Additional inventory provision	(900)	(355)	-	(1,255)
- Capitalisation of leases	(35)	35	-	-
- Repurchase of own shares	(1,645)	-	(27)	(1,672)
Per IAS consolidated statements	241,285	22,760	31*	264,076

* *Exchange adjustment on consolidation of foreign subsidiaries less repurhase of own chares*

PRINCIPAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES PRESCRIBED BY HUNGARIAN LAW ON ACCOUNTING ("HAR") AND INTERNATIONAL ACCOUNTING STANDARDS ("IAS")

The Hungarian Law on Accounting came into force on 1 January 1992 and has been subject only to minor modifications since that date. The accounting principles imposed by the law are based on the EU 4th, 7th and 8th Directive. However, they differ in certain respects from IAS.

The following summary is divided into two sections:

(a) General differences
(b) Oil industry specific differences

(a) General differences

1. ***Capitalisation of leases***

Prior to 1 January 1997 HAR did not differentiate between operating leases and finance leases. All leases were accounted for as operating leases, with payments for a particular period being booked as a period expense. An adjustment could be made to spread the profit and loss effect over the life of the lease on a straight-line basis by establishing a year-end prepayment balance.

IAS requires finance leases to be capitalised among the fixed assets of the company and depreciated over the underlying asset's useful life. The principal element of future payments is booked as a liability and payments are split between repayments of principal, booked against the liability, and finance costs, which are booked as period expense. Following changes to the Hungarian Law on Accounting, HAR accounts in this way for leases entered into from 1 January 1997.

II. *Reserve accounting*

Until 31 December 1996, HAR required certain transactions, principally charitable and welfare payments and contributions to utilities for infrastructure development, to be charged directly against reserves (either capital or revenue). Under IAS such payments are treated as an expense in the profit and loss account, subject to deferral, if the benefit can be deemed to accrue over an extended period. From 1 January 1997, the same method is used under HAR.

III. *Provisions*

HAR limits the establishment of provisions to those intended to cover doubtful receivables, guarantee obligations imposed by law and certain planned severance payments. Such provisions are not mandatory.

Under IAS provision is made for any likely quantifiable commitments or losses. The most common additional provisions required are those related to environmental liabilities and legal claims against the company.

IV. *Deferred taxation*

IAS requires the establishment of a deferred tax balance in respect of temporary differences in the timing of the recognition of revenues and expenses for financial reporting and income tax purposes. HAR does not recognise the concept of deferred taxation.

(b) Oil industry specific differences

I. *Depreciation of production assets*

Prior to 31 December 1996, MOL depreciated production assets on a straight line basis over certain standardised estimated asset lives. Under IAS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field.

Under IAS an adjustment is made to write production assets down to fair values in the event that a particular field is loss making. No such adjustment is made under HAR.

II. *Accrual of restoration costs*

No provision is made under HAR for the expected costs of restoring well sites and related properties following the termination of production. Under IAS such costs are accrued over the productive life of the site on a units of production basis.

III. *Accrual of significant maintenance costs*

Under HAR all maintenance costs are expensed as incurred. It is normal industry practice in IAS financial statements for the costs of major refinery maintenance to be accrued evenly over the period between each such maintenance period.

NOTE 27 - NOTES TO THE CASH FLOW STATEMENTS

a) Reconciliation of operating profit to net cash provided by operating activities.

In HUF million	*1994*	*1995*	*1996*	*1997*
Operating profit	674	8,844	32,242	50,007
Adjustments to reconcile operating profit to net cash provided by operating activities:				
Depreciation and amortisation (Note 2)	29,350	29,760	27,575	37,579
Change in environmental provision	2,900	2,346	(5,557)	2,926
Changes in other provisions	(855)	974	5,280	121
Write back of Tunisia provision	-	-	(2,096)	-
Write off of exploration costs (Note 3)	-	-	987	-
Net gain on sale of fixed assets	(12)	(317)	(221)	(398)
Write downs of fixed assets (Note 5)	933	870	722	1,430
Amortisation of negative goodwill	-	-	123	(198)
Effect of sale of subsidiary	-	(216)	-	-
Exploration costs expensed in the year	7,189	9,933	8,348	8,892
Changes in operating assets and liabilities:				
Inventories	742	(17,811)	(11,163)	(20,885)
Accounts receivable	5,898	(15,646)	(8,481)	(12,547)
Other receivables	568	(5,214)	(2,224)	(7,203)
Accounts payable	4,855	1,920	8,557	1,838
Other current liabilities	(5,530)	10,043	12,280	16,228
Net cash provided by operating activities	46,712	25,486	66,249	77,790

b.) Analysis of the net (outflow)/inflow of cash in respect of the purchase of subsidiary underakings
(1997 = MOL Romania Petroleum Products S. R. L., 1996 = Nitrogénmüvek Rt.)

In HUF million	*1996*	*1997*
Cash at bank and in hand acquired	1,550	106
Cah consideration	(124)	(1,345)
Net (outflow)/inflow of crash in respect of the purchase of subsidiary	1,426	(1,239)

The consideration paid during 1996 related to the purchase of 9% of Nitrogénmüvek Rt. (Note 10)

Purchase of subsidiary undertaking (in HUF million)	*1996*	*1997*
Net assets acquired	6	-
Intangible assets	1,607	880
Tangible assets	23	-
Investments	1,671	-
Inventories	839	34
Accounts receivable	460	126
Other receivables	640	-
Short term investments	1,550	106
Cash	(15)	-
Provisions	(151)	(52)
Accounts payable	(1,115)	-
Other liabilities	(1,665)	-
Minority shareholders' interests	3,850	1,094
(Negative goodwill - Note 19) / Goodwill	(2,574)	251
Share in results of undertaking as associated company prior to purchase of controlling interest	(888)	-
	388	1,345
Represented by		
Investment purchased in year	124	1,345
Investment purchased in prior years	264	-
	388	1,345

c.) Issuance of long term debt

In HUF million	*1994*	*1995*	*1996*	*1997*
Increase in long term debt	12,834	19,891	19,817	92,279
Non cash-flow element: exchange loss on retranslation	(879)	(2,443)	(3,165)	(8,059)
Debt issued	11,955	17,448	16,652	84,220

d.) d) Effect of bringing additional companies into the consolidation (1997 = Börzsönygáz Kft., Terméktároló Rt., ZAB Zemplén-Abaúj Kft., Dunafiksz Kft., MOL Slovenska Spol s.r.o. and MOL Trans Kft. 1996 = MOL Lizing Kft.)

In HUF million	*1996*	*1997*
Net assets brought in		
Intangible assets	-	30
Tangible assets	908	8,898
Inventories	-	274
Trade receivables	-	77
Other receivables	96	948
Short-term investments	-	1,351
Cash	-	1,063
Long term loans	-	(2,585)
Accounts payable	(355)	(186)
Short term loans	-	(144)
Other liabilites	(488)	(598)
Minority shareholders' interests	-	(2,176)
	161	6,952
Negative goodwill	-	(1,758)
	161	5,194
Represented by book value of investment		
- in year	150	2,097
- in previous years	-	3,102
Excess of equity over book value (taken to other income)	11	62
Deficit of equity to book value (charged to other expenses)	-	(67)
	161	5,194

e.) Analysis of the net inflow of cash in respect of the sale of subsidiary undertakings (Mobilsped Kft. and Dunaront Kft.)

In HUF million	*1997*
Cash consideration	240
Less cash at bank and in hand disposed	(45)
Net inflow of cash in respect of sale of subsidiary	195
Sale of subsidiary undertaking	
Net assets disposed	
Tangible fixed assets	255
Investments	3
Inventories	52
Accounts receivable	34
Other receivables	147
Short term investments	3
Accounts payable	(25)
Short term debt	(1)
Other liabilities	(64)
	404
Loss on sale	(209)
	195

HAR Financial Statements

Consolidated Income Statement (type "A")

PREPARED AND AUDITED IN ACCORDANCE WITH HAR (FIGURES IN HUF MILLION)

No.	Name	1994	1995	1996	1997
01.	Net domestic sales revenues	225,832	288,246	417,662	538,380
02.	Net export sales revenues	44,373	59,337	78,378	95,285
I.	**Net sales revenues**	270,205	347,583	496,040	633,665
II.	**Other revenues**	7,051	7,425	9,029	13,405
II/A.	**Different increasing consolidated profit**	5	25	-	893
03.	Capitalised value of own produced assets	1,376	3,450	6,901	11,434
04.	Changes of own produced inventories	(330)	3,907	346	5,014
III.	**Capitalised value of own performance**	1,046	7,357	7,247	16,448
05.	Raw material costs	82,590	110,642	150,279	185,511
06.	Value of material-type services used	14,487	18,792	22,573	30,179
07.	Cost of goods purchase for resale	70,903	89,285	142,268	181,908
08.	Value of subcontractor's perfomance	2,789	2,092	4,166	5,604
IV.	**Material-type expenditures**	170,769	220,811	319,286	403,202
09.	Wages and salaries	15,325	17,249	22,027	27,025
10	Other payment to personnel	2,628	3,004	4,279	6,657
11.	Social insurance contributions	7,193	8,155	10,079	12,363
V.	**Personnel expenditures**	25,146	28,408	36,385	46,045
VI.	**Depreciation and amortisation**	31,408	30,022	28,914	37,317
VII.	**Other costs**	8,642	13,700	22,957	29,017
VIII.	**Other expenditures**	39,974	60,543	82,744	100,762
VIII/A.	**Different decreasing consolidated profit**	171	-	1	62
A.	OPERATING PROFIT	2,197	8,906	22,029	48,006
12.	Interest received and interest-related revenues	850	1,395	1,946	3,128
13/a.	Dividend from affiliates	117	1,123	1,038	1,054
13/b.	Dividend from other companies	129	-	76	252
14.	Other revenues from financial transactions	3,864	729	3,294	2,448
IX.	**Financial income**	4,960	3,247	6,354	6,882
15.	Interest paid and interest-related payments	5,674	7,640	7,135	8,292
16.	Write-off of financial investments	27	11	97	65
17.	Other expenditures on financial transaction	3,107	801	315	201
X.	**Financial expense**	8,808	8,452	7,547	8,558
B.	FINANCIAL RESULT/LOSS	(3,848)	(5,205)	(1,193)	(1,676)
C.	PROFIT BEFORE TAXATION	(1,651)	3,701	20,836	46,330
XI.	**Extraordinary income**	2,595	5,183	2,171	3,126
XII.	**Extraordinary expense**	2,894	4,691	2,398	4,274
D.	EXTRAORDINARY RESULT	(299)	492	(227)	(1,148)
E.	PROFIT BEFORE TAXATION	(1,950)	4,193	20,609	45,182
XIII.	TAX PAYABLE	948	411	4,337	9,021
XIII/A.	**Latent tax from consolidation(+-)**	(333)	(85)	(235)	(499)
F.	PROFIT AFTER TAXATION	(2,565)	3,867	16,507	36,660
F/I.	Dividend paid (approved)	16	885	3,994	8,103
G.	RETAINED PROFIT/LOSS FOR PERIOD	(2,581)	2,982	12,513	28,557

Consolidated Balance Sheet

PREPARED AND AUDITED IN ACCORDANCE WITH HAR, FIGURES IN HUF MILLION

No.		*Name*	*31.12.1994.*	*31.12.1995.*	*31.12.1996.*	*31.12.1997.*
01.	**A.**	**FIXED ASSETS**	234,050	245,786	267,287	312,158
02.	I.	INTANGIBLE FIXED ASSETS	1,606	1,695	4,931	6,197
03.		Rights, representing asssets	250	319	293	487
04.		Goodwill	-	0	0	0
05.		Intellectual property	1,211	1,225	1,541	1,966
06.		Capitalised value of research and development	145	151	3,097	3,732
07.		Capitalised value of formation and restructuring expenses	-	-	-	12
08.	II.	TANGIBLE FIXED ASSETS	222,799	231,518	248,897	286,067
09.		Land and buildings	158,181	164,412	177,868	188,099
10.		Technical equipment, machinery, vehicles	46,609	41,745	47,605	53,599
11.		Other equipment and fittings	6,248	7,138	9,481	14,209
12.		Work in progress	11,424	17,636	13,408	29,352
13.		Advance payments made towards capex	337	587	535	808
14.	III.	LONG-TERM FINANCIAL INVESTMENTS	9,645	12,573	13,459	19,894
15.		Participations	8,067	11,451	11,876	14,842
16.		Securities	0	0	35	613
17.		Loans owed to the company	975	1,054	1,326	2,156
18.		Long-term bank deposits	582	21	70	0
19.		Active balance of consolidation of equity from affiliates/JWS	21	47	152	2,283
20.	**B.**	**CURRENT ASSETS**	88,710	128,812	155,990	205,691
21.	I.	INVENTORIES	36,179	53,822	67,200	88,747
22.		Raw materials and consumable goods	12,373	15,146	17,981	18,147
23.		Goods purchased for resale	8,506	19,530	29,260	45,652
24.		Advance payments made towards inventories	244	184	96	83
25.		Livestock	-	-	-	-
26.		Semifinished products	4,603	9,015	9,624	9,492
27.		Finished products	10,453	9,947	10,239	15,373
28.	II.	RECEIVABLES	44,819	67,659	75,696	99,988
29.		Accounts receivables (customers)	37,206	53,155	62,613	75,343
30.		Draft receivables	66	66	79	0
31.		Unpaid issued capital	-	-	-	-
32.		Receivables from shareholders	-	-	-	-
33.		Other receivables	7,214	14,020	12,350	23,493
34.		Active latent tax due to consolidation	333	418	654	1,152
35.	III.	SECURITIES	616	1,272	5,750	4,685
36.		Bonds purchase for resale	519	-	328	9
37.		Treasury shares, share quotas, shares brought for resale	97	1,183	1,657	1,701
38.		Other securities	-	89	3,765	2,975
39.	IV.	LIQUID ASSETS	7,096	6,059	7,344	12,271
40.		Cash	172	160	213	357
41.		Bank deposites	6,924	5,899	7,131	11,914
42.	**C.**	**PRE-PAID EXPENSES**	4,212	6,556	5,182	5,549
43.		**TOTAL ASSETS**	326,972	381,154	428,459	523,398

Consolidated Balance Sheet (continued)

PREPARED AND AUDITED IN ACCORDANCE WITH HAR, FIGURES IN HUF MILLION

No.		Name	31.12.1994.	31.12.1995.	31.12.1996.	31.12.1997.
44.	D.	EQUITY	260,079	263,928	281,494	311,948
45.	I.	Issued share capital	97,560	98,400	98,400	98,400
46.	II.	Capital reserve	162,759	162,922	166,713	166,713
47.	III.	Retained earnings	2,172	(537)	2,916	12,832
48.	IV.	Losses carried forward from previous years	-	-	-	-
49.	V.	Retained profit/loss for the year	(2,581)	2,982	12,513	28,557
50.	VI.	Changes in equity of subsidiaries (+-)	-	(8)	484	2,749
51.	VII.	Change due to consolidation (+-)	-	-	(1,226)	(2,113)
52.		– from debt consolidation balance	-	-	-	-
53.		– from interim result balance	-	-	-	-
54.	VIII.	Minority interest	169	169	1,694	4,810
55.	E.	PROVISIONS	2,123	1,647	5,923	3,846
56.		Provision for expected losses	2,103	1,639	2,630	2,943
57.		Provision for expected obligations	20	8	3,220	803
58.		Other provisions	-	-	73	100
59.	F.	LIABILITIES	62,788	112,596	137,745	201,253
60.	I.	LONG-TERM LIABILITIES	27,629	35,450	48,710	90,860
61.		Investment and development credits	19,915	30,433	42,419	72,374
62.		Other long-term credits	1,960	1,067	838	788
63.		Long-term loans	1,937	2,085	1,866	2,122
64.		Outstanding bonds issued	2,002	50	52	10,052
65.		Obligations to shareholders	-	-	10	-
66.		Other long-term liabilities	-	-	-	289
67.		Passive capital consolidation balance from affiliates	1,815	1,815	3,525	5,235
68.	II.	SHORT-TERM LIABILITIES	35,159	77,146	89,035	110,393
69.		Advance payment received from customers	322	181	756	1,951
70.		Accounts payable (suppliers)	18,740	19,901	29,816	32,086
71.		Drafts outstanding	-	-	22	1,055
72.		Short-term credits	4,771	34,761	24,494	22,591
73.		Short-term loans	736	555	418	462
74.		Other short-term liabilities	10,590	21,748	33,529	52,248
75.		Corporation tax debt (calculated) arising on consolidation	-	-	-	-
76.	G.	ACCRUED EXPENSES	1,982	2,983	3,297	6,351
77.		TOTAL LIABILITIES AND EQUITY	326,972	381,154	428,459	523,398

During consolidation, three methods were used: complete consolidation, associate consolidation and book- value valorization. Completely consolidated subsidiary companies are those investments that support MOL's core activities and have a significant impact on the group's corporate strategy and business positions. The range of completely consolidated subsidiary companies was selected by taking into account the company's impact on the MOL Group those subsidiary and secondary-subsidiary units, in which total assets, equity, individual capital, net sales revenues, net revenue on sales, operating profit, profit before taxes and cash flow represented less than 10% corporate book value in terms of total assets, were excluded.

Companies that are considered associate companies, have activities within the scope of MOL's core activities and are connected to MOL by supplying products or basic stocks for core activities. Associated companies are evaluated according to the book value on turning dates using the equity method. Within this group of companies are included those not consolidated subsidiaries and joint ventures (real investments) and associated companies in which there is a MOL interest of at least 25%+1 vote.

In the case of companies consolidated through the book value method, there influence on Group was so meager that according to the HAR they must be accounted at their book value. Thus, the data from companies within the third group is incorporated unchanged into the consolidated balance sheet. These companies are ignored in our analysis.

Independent Auditor's Report

Deloitte & Touche



Vármegye u. 3-5.
H-1052 Budapest,
Hungary
P.O.Box 906/69
H-1386 Budapest, Hungary

Telephone: +36-1-328-6800
Facsimile: +36-1-267-4182

INDEPENDENT AUDITORS' REPORT

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.

We have audited in accordance with International Standards on Auditing the consolidated financial statements of MOL Magyar Olaj- és Gázipari Rt. and subsidiaries (the "Group") for the year ended December 31, 1997, prepared in accordance with Hungarian Law XVIII of 1991 on Accounting from which the accompanying summarized consolidated financial statements were derived. In our report dated March 25, 1998, we expressed an unqualified opinion on the consolidated financial statements from which the accompanying summarized consolidated financial statements were derived.

In our opinion, the accompanying summarized consolidated financial statements are consistent, in all material respects, with the consolidated financial statements from which they were derived.

For a better understanding of the Group's financial position as of December 31, 1997 and the consolidated results of its operation in accordance with Hungarian Law XVIII of 1991 on Accounting for the year then en ded and of the scope of our audit, the accompanying summarized consolidated financial statements should be read in conjuction with the consolidated financial statements from which the summarized consolidated statements were derived and our audit report thereon.

Budapest, March 25, 1998.

Daniel Stewart-Roberts
Deloitte & Touche
KE-0069/95/I.

Dr. János Nagy
registered auditor
KI-1275/94/III.

Deloitte Touche Tohmatsu International

Unconsolidated Income Statement (type "A")

PREPARED AND AUDITED IN ACCORDANCE WITH HAR (FIGURES IN HUF MILLION)

No.	*Name*	*1994*	*1995*	*1996*	*1997*
01.	Net domestic sales revenues	220,516	283,638	398,245	521,518
02.	Net export sales revenues	43,675	58,690	71,068	82,106
I.	**Net sales revenues**	264,191	342,328	469,313	603,624
II.	**Other revenues**	6,906	7,380	8,609	11,970
03.	Capitalised value of own produced assets	1,267	2,753	4,198	5,180
04.	Changes of own produced inventories	(351)	3,669	264	3,298
III.	**Capitalised value of own performance**	916	6,422	4,462	8,478
05.	Raw material costs	80,468	108,291	144,857	177,232
06.	Value of material-type services used	18,912	24,373	31,973	37,503
07.	Cost of goods purchase for resale	70,016	87,546	127,085	162,718
08.	Value of subcontractor's perfomance	413	582	937	8,281
IV.	**Material-type expenditures**	169,809	220,792	304,852	385,734
09.	Wages and salaries	13,173	14,934	17,709	19,953
10.	Other payment to personnel	2,209	2,518	3,508	5,196
11.	Social insurance contributions	6,195	7,073	8,157	9,179
V.	**Personnel expenditures**	21,577	24,525	29,374	34,328
VI.	**Depreciation and amortisation**	30,283	28,719	26,801	33,918
VII.	**Other costs**	8,071	12,952	21,820	27,168
VIII.	**Other expenditures**	39,468	60,209	81,162	97,274
A.	OPERATING PROFIT	2,805	8,933	18,375	45,650
12.	Interest received and interest-related revenues	872	1,361	1,200	2,103
13.	Dividend and profit-sharing received	255	395	1,541	2,935
14.	Other revenues from financial transactions	3,848	686	3,014	1,182
IX.	**Financial income**	4,975	2,442	5,755	6,220
15.	Interest paid and interest-related payments	5,635	7,530	6,922	7,819
16.	Write-off of financial investments	25	3	-	240
17.	Other expenditures on financial transaction	3,106	773	285	325
X.	**Financial expense**	8,766	8,306	7,207	8,384
B.	FINANCIAL RESULT/LOSS	(3,791)	(5,864)	(1,452)	(2,164)
C.	PROFIT BEFORE TAXATION	(986)	3,069	16,923	43,486
XI.	**Extraordinary income**	2,558	5,141	1,995	2,897
XII.	**Extraordinary expense**	2,845	4,512	1,944	3,974
D.	EXTRAORDINARY RESULT	(287)	629	51	(1,077)
E.	PROFIT BEFORE TAXATION	(1,273)	3,698	16,974	42,409
XIII.	TAX PAYABLE	765	283	3,030	7,640
F.	PROFIT AFTER TAXATION	(2,038)	3,415	13,944	34,769
18.	Transfer from retained earnings	-	-	-	-
19.	Dividend paid (approved)	-	885	3,604	7,806
G.	RETAINED PROFIT/LOSS FOR PERIOD	(2,038)	2,530	10,340	26,963

Unconsolidated Balance Sheet

PREPARED AND AUDITED IN ACCORDANCE WITH HAR, FIGURES IN HUF MILLION

No.		Name	1994.12.31.	1995.12.31.	1996.12.31.	1997.12.31.
01.	**A.**	**FIXED ASSETS**	235,381	247,738	267,230	303,652
02.	I.	INTANGIBLE FIXED ASSETS	1,443	1,553	4,781	5,818
03.		Rights, representing asssets	249	319	291	304
04.		Goodwill	-	-	-	-
05.		Intellectual property	1,102	1,142	1,437	1,816
06.		Capitalised value of research and development	92	92	3,053	3,698
07.		Capitalised value of formation and restructuring expenses	-	-	-	-
08.	II.	TANGIBLE FIXED ASSETS	217,828	227,606	240,347	261,184
09.		Land and buildings	156,753	163,734	175,555	178,914
10.		Technical equipment, machinery, vehicles	43,192	38,787	41,617	42,530
11.		Other equipment and fittings	6,008	6,902	8,846	13,398
12.		Work in progress	11,606	17,669	13,788	25,840
13.		Advance payments made towards capex	269	514	541	502
14.	III.	LONG-TERM FINANCIAL INVESTMENTS	16,110	18,579	22,102	36,650
15.		Participations	14,642	17,471	20,357	34,189
16.		Securities	0	0	0	-
17.		Loans owed to the company	886	1,087	1,674	2,461
18.		Long-term bank deposits	582	21	71	-
19.	**B.**	**CURRENT ASSETS**	85,362	123,903	145,093	191,761
20.	I.	INVENTORIES	34,873	51,788	63,238	81,320
21.		Raw materials and consumable goods	11,897	14,218	16,212	15,772
22.		Goods purchased for resale	8,009	18,914	28,140	43,390
23.		Advance payments made towards inventories	75	94	59	34
24.		Livestock	0	0	0	0
25.		Semifinished products	4,453	8,631	9,312	9,156
26.		Finished products	10,439	9,931	9,515	12,968
27.	II.	RECEIVABLES	43,465	65,875	74,807	102,362
28.		Accounts receivables (customers)	35,777	51,917	59,908	71,181
29.		Draft receivables	-	-	-	-
30.		Unpaid issued capital	-	-	-	-
31.		Receivables from shareholders	-	-	-	-
32.		Other receivables	7,688	13,958	14,899	31,181
33.	III.	SECURITIES	616	1,183	2,142	1,683
34.		Bonds purchase for resale	519	-	-	-
35.		Treasury shares, share quotas, shares brought for resale	97	1,183	1,657	1,683
36.		Other securities	-	-	485	-
37.	IV.	LIQUID ASSETS	6,408	5,057	4,906	6,396
38.		Cash	166	152	196	276
39.		Bank deposites	6,242	4,905	4,710	6,120
40.	**C.**	**PRE-PAID EXPENSES**	4,064	6,360	5,225	5,349
41.		**TOTAL ASSETS**	324,807	378,001	417,549	500,762

Unconsolidated Balance Sheet (continued)

PREPARED AND AUDITED IN ACCORDANCE WITH HAR, FIGURES IN HUF MILLION

No.		Name	1994.12.31.	1995.12.31.	1996.12.31.	1997.12.31.
42.	D.	EQUITY	260,453	263,729	277,591	304,499
43.	I.	Issued share capital	97,560	98,400	98,400	98,400
44.	II.	Capital reserve	162,759	162,793	166,584	166,584
45.	III.	Retained earnings	2,172	6	2,267	12,552
46.	IV.	Losses carried forward from previous years	-	-	-	-
47.	V.	Retained profit/loss for the year	(2,038)	2,530	10,340	26,963
48.	E.	PROVISIONS	2,020	1,576	5,027	2,831
49.		Provision for expected losses	2,020	1,576	2,477	2,831
50.		Provision for expected obligations	-	-	2,550	-
51.		Other provisions	-	-	-	-
52.	F.	LIABILITIES	60,466	109,817	132,025	186,512
53.	I.	LONG-TERM LIABILITIES	25,765	33,595	45,124	79,633
54.		Investment and development credits	19,866	30,393	42,402	66,427
55.		Other long-term credits	1,960	1,190	803	777
56.		Long-term loans	1,937	1,962	1,866	2,122
57.		Outstanding bonds issued	2,002	50	53	10,052
58.		Obligations to shareholders	-	-	-	-
59.		Other long-term liabilities	-	-	-	255
60.	II.	SHORT-TERM LIABILITIES	34,701	76,222	86,901	106,879
61.		Advance payment received from customers	262	51	690	1,893
62.		Accounts payable (suppliers)	17,963	19,167	27,823	27,376
63.		Drafts outstanding	-	-	-	1,010
64.		Short-term credits	4,553	34,441	23,920	20,994
65.		Short-term loans	735	497	418	309
66.		Other short-term liabilities	11,188	22,066	34,050	55,297
67.	G.	ACCRUED EXPENSES	1,868	2,879	2,906	6,920
68.		TOTAL LIABILITIES AND EQUITY	324,807	378,001	417,549	500,762

Deloitte & Touche



Vármegye u. 3-5.
H-1052 Budapest,
Hungary
P.O.Box 906/69
H-1386 Budapest, Hungary

Telephone: +36-1-328-6800
Facsimile: +36-1-267-4182

INDEPENDENT AUDITORS' REPORT

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.

We have audited in accordance with International Standards on Auditing the financial statements of MOL Magyar Olaj- és Gázipari Rt. (the "Company") for the year ended December 31, 1997, prepared in accordance with Hungarian Law XVIII of 1991 on Accounting, from which the accompanying summarized financial statements were derived. In our report dated March 16, 1998, we expressed an unqualified opinion on the financial statements from which the accompanying summarized financial statements were derived.

In our opinion, the accompanying summarized financial statements are consistent, in all material respect, with the financial statements from which they were derived.

For a better understanding of the Company's financial position as of December 31, 1997 and the results of its operations in accordance with Hungarian Law XVIII of 1991 on Accounting for the year then ended and of the scope of our audit, the accompanying summarized financial statements should be read in conjunction the financial statements from which the summarized financial statements were derived and our audit report thereon.

Budapest, March 16 1998

Daniel Stewart-Roberts
Deloitte & Touche
KE-0069/95/I.

Dr. János Nagy
registered auditor
KI-1275/94/III.

Deloitte Touche Tohmatsu International

Market and Operating Information

Net proved developed and undeveloped reserves	*Natural gas*		*Crude oil*		*Combined*	
	MM m³	*Bcf*	*kt*	*MBbls*	*ktoe*	*MMboe*
Major fields						
December 31, 1994	34,367	1,214	8,873	64,776	36,582	267.1
December 31, 1995	32,122	1,134	6,175	45,078	32,074	234.1
December 31, 1996	33,225	1,173	5,467	39,908	32,254	235.5
December 31, 1997	30,668	1,083	4,810	35,109	29,535	215.6
Major fields and the remaining properties						
December 31, 1994	**49,351**	**1,743**	**11,108**	**81,091**	**50,904**	**371.6**
Revision of previous estimates	1,296	46	(1,319)	(9,629)	(274)	(2.0)
Extensions and discoveries	-	-	-	-	-	-
Production	(4,177)	(148)	(1,407)	(10,271)	(4,775)	(34.9)
Purchase/sales of minerals in place	-	-	-	-	-	-
December 31, 1995	**46,471**	**1,641**	**8,383**	**61,196**	**45,851**	**334.7**
Revision of previous estimates	334	12	104	757	373	2.7
Extensions and discoveries	-	-	722	5,271	722	5.3
Production	(4,101)	(145)	(1,215)	(8,869)	(4,521)	(33.0)
Purchase/sales of minerals in place	-	-	-	-	-	-
December 31, 1996	**42,704**	**1,508**	**7,994**	**58,355**	**42,424**	**309.7**
Revision of previous estimates	584	21	285	2,081	756	5.6
Extensions and discoveries			1236	9,023	1,236	9.0
Production	(3,785)	(134)	(1,168)	(8,526)	(4,220)	(30.9)
Purchase/sales of minerals in place	-	-	-	-	-	-
December 31, 1997	**39,503**	**1,395**	**8,347**	**60,932**	**40,196**	**293.4**

*Average production costs**	*1992*	*1993*	*1994*	*1995*	*1996*	*1997*
Natural gas						
USD/Mm³	n. a.	13.04	15.38	13.94	14.58	15.42
USD/MMcf	n. a.	369.00	436.00	394.70	417.80	436.63
Crude oil						
USD/t	n. a.	47.14	45.32	38.24	39.27	43.36
USD/Bbl	n. a.	6.29	6.04	5.10	5.29	5.78

Exploration	*1992*	*1993*	*1994*	*1995*	*1996*	*1997*
Wells tested	**60**	**51**	**35**	**38**	**35**	**33**
of which exploration wells	39	31	17	17	20	16
crude oil	7	7	5	4	2	5
natural gas	13	11	1	-	6	2
dry	19	13	11	12	12	9
of which exploration wells	21	20	18	21	15	17
crude oil	18	3	3	7	4	12
natural gas	2	14	14	12	11	5
dry	1	3	1	2	-	-

Hydrocarbon production (gross figures)	*1992*	*1993*	*1994*	*1995*	*1996*	*1997*
Crude oil production, kt	1,825	1,709	1,631	1,669	1,477	1,360
Condensate production, kt	397	452	475	488	438	388
LPG production, kt	227	214	221	206	172	167
Production of other gas products, kt	71	53	69	82	106	100

Natural gas sales, MMm³	*1992*	*1993*	*1994*	*1995*	*1996*	*1997*
Sales from domestic production	4,744	5,037	4,846	4,837	4,663	4,365
Sales from imports	5,065	5,871	5,562	6,811	8,947	8,080
Change in domestic storage	54	(367)	(214)	(182)	(765)	(247)
Total sales	**9,863**	**10,541**	**10,622**	**11,466**	**12,845**	**12,198**
Sales to gas distributor companies	7,057	7,654	7,518	8,350	9,318	9,094
Sales to power sector	1,313	1,326	1,471	1,532	1,784	1,496
Sales to industrial customers	1,156	1,153	1,195	1,195	1,263	1,226
Losses and other	337	408	438	389	480	382
Total sales and losses	**9,863**	**10,541**	**10,622**	**11,466**	**12,845**	**12,198**

Natural gas prices HUF/m³	*1992*	*1993*	*1994*	*1995*	*1996*	*1997*
Average import price	**7.5**	**8.1**	**9.8**	**11.4**	**14.4**	**20.4**
Average wholesale price (with transportation fee)	7.3	7.7	7.7	9.4	10.9	16.6
Average MOL sales price (with transportation fee)	**7.6**	**7.9**	**7.9**	**9.7**	**11.2**	**16.9**

Crude oil processing, kt	*1992*	*1993*	*1994*	*1995*	*1996*	*1997*
Domestic crude oil	1,764	1,656	1,565	1,573	1,451	1,335
Imported crude oil	4,923	5,224	4,659	5,286	5,070	5,362
Total crude oil processing	**6,687**	**6,880**	**6,224**	**6,859**	**6,521**	**6,697**
Condensates processing	381	449	454	475	437	363
Others	626	707	925	654	614	577
Total throughput	**7,694**	**8,036**	**7,603**	**7,989**	**7,572**	**7,637**
Toll and joint processing	809	865	796	530	214	281

Crude oil product sales, kt	*1992*	*1993*	*1994*	*1995*	*1996*	*1997*
Domestic sales	**6,112**	**5,601**	**5,370**	**5,288**	**5,213**	**5,359**
Gas and heating oils	2,146	1,636	1,543	1,334	1,478	1,366
Gasolines	1,293	1,116	1,002	1,049	1,077	1,157
Fuel oil	1,489	1,670	1,448	1,595	1,354	1,309
Special gasolines and naphta	524	606	669	692	700	737
Bitumens	232	226	273	236	224	232
Lubricants	82	80	83	77	74	63
Other products	346	267	352	305	306	295
Export sales	**1,212**	**1,660**	**1,891**	**2,066**	**1,935**	**1,794**
Gas and heating oils	419	893	1,046	1,060	989	830
Gasolines	154	191	292	424	361	411
Lubricants	60	51	43	64	103	85
Bitumens	77	53	78	90	86	99
Other products	502	472	432	428	396	369
Total sales	**8,535**	**7,261**	**7,261**	**7,353**	**7,148**	**7,154**

Headcount (closing at year end)	*1992*	*1993*	*1994*	*1995*	*1996*	*1997*
Exploration and Production	9,870	8,066	6,400	6,148	5,749	3,988
Refining and Marketing	10,865	10,457	9,631	9,459	8,379	6,983
Corporate services	-	-	-	-	-	2,759
Other (mainly hotels)	279	300	301	280	294	-
Head office	198	208	232	308	348	329
Total	**21,182**	**19,031**	**16,564**	**16,195**	**14,770**	**14,059**

Corporate Information

Date of foundation of MOL: October 1, 1991. Registered by the Budapest Court of Justice acting as the Court of Registration on June 10, 1992 with effect as of October 1, 1991 under file number 01-10-041683.

Legal predecessor: Országos Kőolaj- és Gázipari Tröszt (National Oil and Gas Trust) and its subsidiaries

Date of Articles of Association in effect: May 28, 1997. Access to the Articles of Association can be requested from MOL Registrar's Office.

Registered share capital: 98,400,000 registered class "A" shares with a par value of HUF 1,000 each and 1 registered class "B" preferred share with a par value of HUF 1,000 with special rights attached.



PRICE AND TURNOVER OF MOL SHARES
MILLION PIECES
HUF
4.0
3.5
3.0
2.5
2.0
1,5
1.0
0.5
0
8000
7000
6000
5000
4000
3000
2000
1000
01.01.1997.
29.04.1998.
TURNOVER
CLOSING PRICE

Ownership structure and concentration as of December 31, 1997

Number of shares	*Number of shareholders*	*Voting right representation, %*
1-100	**10,465**	**0.6**
101-1,000	**18,686**	**5.5**
1,001-5,000	**881**	**1.9**
5,001-100,000	**220**	**4.2**
100,001-1,000,000	**29**	**7.1**
over 1,000,000	**3**	**74.5**
Total	**30,284**	**100**

Category	*Share in issued capital, thousand HUF*	*Share in issued capital, %*
ÁPV Rt.	**35,653,703**	**36.2**
Foreign institutional and private	**44,390,155**	**45.1**
Hungarian institutional and private	**12,738,256**	**12.9**
Local governments	**1,063,245**	**1.1**
MOL employees and management	**3,613,639**	**3.7**
MOL Rt.	**941,003**	**1.0**
Total	**98,400,001**	**100**

Share Information: MOL share prices are published by the majority of Hungarian newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes listed by transactions. Magyar Tőkepiac can be contacted at the following address: H-1037 Budapest, Bojtár u 64-66. Indicative bid and ask prices of MOL's GDRs on SEAQ International can be monitored using the code MOLBq.L RIC on Reuters. The following table shows trading data on MOL shares and GDRs for each quarter of 1997.

Period	*BSE volume (no. of shares)*	*BSE average price, HUF/share*	*SEAQ volume, (no. of GDRs)*	*SEAQ closing price, USD/GDR*
1st quarter	14,431,406	2,989	11,716,878	17.2
2nd quarter	26,689,513	3,485	1,865,751	18.7
3rd quarter	28,921,183	4,449	5,201,513	22.5
4th quarter	39,964,325	4,442	20,735,421	22.6

CHANGES IN THE NUMBER OF MOL (TREASURY) SHARES HELD BY MOL DURING 1997

Total number of shares as at January 1, 1997	**1,124,666**
Allocated to employees	**-187,454**
Repurchased from employees	**+71,104**
Share options and bonus shares	**-143,706**
Share options and bonus repurchases	**+66,142**
Balance of other sales and purchases	**+10,251**
Total number of shares as at Dec. 31 1997	**941,003**

Remuneration of the members of the Board of Directors and the Supervisory Board and shares held by Directors and Senior Management

Members of the Board of Directors received a total remuneration of HUF 23 million, whereas the total remuneration paid to members of the Supervisory Board were HUF 9 million in 1997. The table below shows the shareholdings of the members of the Board of Directors and Senior Management as at December 31, 1997, including the number of share options made available under a share option scheme introduced in 1997.

Name	*Position*	*Number of shares held*	*Shares option exerciseable in 1998*	*Total share options exerciseable 1998-2001*
László Pál	Chairman of the Board of Directors	–	22,500	*52,500*
Zoltán Mándoki	Chief Executive Officer	10,000	15,000	*45,000*
Dr. Dániel Magyari	Senior Vice President	1,675	10,000	*30,000*
Béla Cseh	Senior Vice President	9,164	10,000	*30,000*
Dr. Tibor Gulyás	Senior Vice President	2,240	10,000	*30,000*
Dr. Veronika Dankné Szentgyörgyi	Senior Vice President	2,341	10,000	*30,000*
Flórián Kugler	Senior Vice President	3,584	20,000	*40,000*
Gusztáv Lékai	Senior Vice President	7,768	10,000	*30,000*
Dr. Miklós Dobák	Member of the Board of Directors	282	–	–
Gábor Baranyai	Member of the Board of Directors	32	–	–
Dr. Sándor Doleschall	Member of the Board of Directors	32	–	–
Győző Wiegand	Member of the Board of Directors	32	–	–
József Kudela	Member of the Supervisory Board	613	–	–
János Major	Member of the Supervisory Board	343	–	–

MOL introduced a bonus share scheme in 1996 under which senior and middle managers of the Company are entitled to bonus shares if the Company achieves the performance goals set by the Board of Directors. In 1996 the Company exceeded the profit target which contained a minimum 15% return on paid-in capital, thus 73,300 shares were distributed among 130 executives from which the Chairman of the Board of Directors and the CEO received 1000 shares each, the six Senior Vice President 800 shares each, other senior executives 650 shares and other managers 500 shares each. In order to enforce the sense of ownership among employees they were given shares in a value corresponding to half month wages in 1997.

Resolutions of the 1998 Annual General Meeting of MOL Hungarian Oil and Gas Ltd.

MOL, the Hungarian Oil and Gas Company, held its Annual General Meeting (AGM) on 29 April 1998.The AGM adopted the following substantial resolutions :

1. The AGM approved the Report of the Board of Directors in respect of the 1997 financial year, the reports of the independent auditor and the Supervisory Board on the 1997 unconsolidated and consolidated financial statements according to the Hungarian Accounting Regulations and approved the financial statements of MOL Rt. for the 1997 financial year with profit after taxation of HUF 34,768,742,000, balance sheet total of HUF 500,762,239,000 and the financial statements of the Group with profit after taxation of HUF 36,659,761,000 and a balance sheet total figure of HUF 523,398,132,000.

2. The AGM approved to pay out a gross dividend of HUF 80 per share in respect of the 1997 financial year. The Company will publish a separate announcement on the dividend payment.

3. The AGM has authorised the Board of Directors to purchase a yearly maximum of 900,000 shares until 30 April 2001 to cover the share incentive schemes implemented by the company. The maximum price of such shares shall not exceed the prevailing price of the MOL shares on the Budapest Stock Exchange.

4. The AGM approved amendments to the Articles of Association: In section 3, new categories have been put into use as part of the EU harmonisation process. The operations of the company have not changed in effect, however, the names of activities and the statistical number have been adapted to the new classification. To section 12 (rights of the General Meeting) a new sub-section 12. (o) has been added: "12 (o) approval of the share compensation systems for the Board of Directors depending on the Company's performance, based on the proposal of the Supervisory Board." Section 54 has been amended to: "The Supervisory Board shall consist of 3-6 members."

5. The AGM appointed Deloitte Touche Hungary Kft, to perform the audit of financial reports for the 1998 financial year and accepted the appointment of Dr. János Nagy as the specific auditor (license No.: 003755) and Árpádné Kónya (licence no: 001224) as a substitute. Deloitte Touche as auditor will receive an audit fee of HUF 80 million plus VAT in respect of the audit of 1998 financial statement.

6. The AGM elected or re-elected the following individuals to the Supervisory Board:

Béla Németh (new member), Miklós Kamarás (new member),
dr. János Száz, dr. István Ligeti
József Kudela (employee representative), János Major (employee representative)

7. The AGM approved the remuneration for the members of the Board of Directors and the Supervisory Board from 1 May 1998 as follows:

Remuneration for the Chairman of Board of Directors (when not under an employment contract with the Company): 95 MOL shares/month

Remuneration for members of Board of Directors: 36 MOL shares/month

Remuneration for Chairman of the Supervisory Board: HUF 205,000/month

Remuneration for members of the Supervisory Board: HUF 155,000/month

Structure of the MOL Group


EXPLORATION PRODUCTION DIVISION
LEGAL
FINANCE
STRATEGY AND CONTROLLING
HUMAN RESOURCES
EXPLORATION AND PRODUCTION COORDINATION
BUSINESS DEVELOPMENT
ENGINEERING
DEEP DRILLING AND WELL MEASUREMENT
MINING SURVEY
DOMESTIC EXPLORATION
INTERNATIONAL EXPLORATION AND PRODUCTION
DOMESTIC PRODUCTION, STORAGE
CRUDE OIL AND NATURAL GAS TRANSPORTATION
NATURAL GAS TRADING
LPG AND GAS PRODUCTS TRADING

SUBSIDIARIES BELONGING TO MOL INVEST WITH A MAJORITY MOL INTEREST

Company	Interest	Company	Interest	Company	Interest
Bitumenszerviz Kft.	100%	Magyar Bycosin Kft.	52,8%	Petrolteam Kft.	100%
Biyo-Produkt Kft.	100%	Mobilgas Kft.	100%	Turboteam Kft.	100%
Boksz Kft.	100%	MOL Hotels Rt.	100%	Vasfu Kft.	100%
D.T.F. Kft.	100%	Nagyszénási Járműjavító Kft.	99,7%	Dunafiksz Kft.	100%
General Gomsz Kft.	100%	Olajgép Kft.	100%	Dunakontroll Kft.	100%
Gépkontroll Kft.	100%	Olajterv Rt.	86%	Pentaszerviz Kft.	100%
Hotel Petro Kft.	100%	Pannon Petroleum Kft.	100%	Rotary Rt.	100%
Kariszolf Kft.	100%	Petrolszerviz Kft.	100%		
Kunpetrol Kft.	100%	Petrolszolg Kft.	100%		

SUBSIDIARIES WITH MAJORITY MOL OWNERSHIP BELONGING TO EXPLORATION AND PRODUCTION

Company	Interest	Company	Interest	Company	Interest	Company	Interest
Alfagas Kft.	60%	Geoinform Kft.	100%	MOL North Africa Kft.	99,9%	Szeb Gáz Kft.	100%
Bihari Közmű Kft.	90%	Hunpetro Olajipari Kft.	100%	MOL Samburg Kft.	100%	Turulgáz Kft.	58,5%
Börzsönygáz Kft.	99,7%	Mátragáz Kft.	100%	MOL Sziria Oil B. V. Kft.	100%	ZAB Rt.	59,7%
Dél-Borsodi Gázközmű Kft.	90%	MOL Albánia Kft.	99,9%	MOL Tunézia Kft.	99,9%	Zsámbékgáz Rt.	95%
Felső Szabolcs Gáz Kft.	100%	MOL Greece Kft.	99,9%	MOL Yemen Kft.	99,9%		
GES Kft.	100%	MOL Katar Kft.	99,9%	PB Tároló Kft.	100%		


CHIEF EXECUTIVE OFFICER
SECRETARIAT
INTERNAL AUDIT
CORPORATE SERVICES
CAPITAL MARKETS
COMMUNICATIONS
REFINING AND MARKETING DIVISION
REFINING AND MARKETING COORDINATION
MARKET DEVELOPMENT
NETWORK CONTROL
RESEARCH AND DEVELOPMENT
LUBRICANTS
BITUMEN
RETAIL MARKETING
REFINING AND LOGISTICS
WHOLESALE MARKETING

SUBSIDIARIES WITH MAJORITY MOL OWNERSHIP BELONGING TO REFINING AND MARKETING

Carrier Oil Kft.	70%	MOL-Ausztria Kft.	100%	MOL Szlovákia Kft.	100%
Combisped Kft.	90%	MOL-Benz Kft.	100%	MOL-CHEM Kft.	100%
Hexán Kft.	91,2%	MOL Halas Kft.	54,2%	MOLTRADE-Mineralimpex Kft.	100%
Izobutilén Kft.	67,9%	MOL Kárpátalja Kft.	94,8%	MOLTRANS Kft.	100%
Kőolajtároló Rt.	51%	MOL Romania P.P. S.R.L.	100%	Terméktároló Rt.	74,1%
MOL-Agram Kft.	100%	MOL Romania S.R.L.	94%		

Shareholder Information

Corporate Headquarters

MOL Hungarian Oil and Gas Co., MOL
H-1117, Budapest,
Október huszonharmadika u. 18.
H–1502 Budapest, P.O.B. 22
Tel.: (36-1) 2090000, 2091010, 2092020

Shareholder Relations

MOL Registrar's Office: registration, cancellation, participation in General Meetings, dividend payments and other administrative matters

H–1117 Budapest,
Október huszonharmadika u. 18.
Tel.: (36-1)2090207
Toll free from Hungary:
(80) 390207
Fax: (36-1) 4641335

Business Hours:

Monday, Wednesday, Thursday:	09.00–14.00
Tuesday	09.00–18.00
Friday	09.00–13.00
Lunch time	12.00–12.30

MOL Capital Markets Office

Investor Relations

H–1117 Budapest,
Október huszonharmadika u. 18.
Tel.: (36-1) 4640726, 4640774
Fax: (36-1) 4641760
e-mail: zaldott@mol.hu or
szczenthe@mol.hu

Stock Exchange Trading Information

Budapest Stock Exchange
H-1052, Budapest
Deák Ferenc u. 5
Tel.: (36-1) 3175226
Fax: (36-1) 3181737
Voice information system: (36-1) 2669048

GDR Information

The Bank of New York
101 Barclay Street
New York, New York 10286, USA
Tel.: (1) (212) 815-2042
Fax: (1) (212) 571-3050

Announcements

The company publishes its announcements in the 'Napi Gazdaság' Hungarian daily and in cases required by legislation also in 'Cégközlöny' (Company Bulletin) and 'Magyar Tőkepiac' (Hungarian Capital Market, official journal of the Hungarian Money and Capital Markets Supervisory Board, the Budapest Stock Exchange, the Budapest Commodity Exchange and KELER). Invitations to General Meetings are published in the 'Népszabadság' and the 'Magyar Nemzet', national dailies as well.

PUBLISHED BY MOL RT.
PROMO KFT.
PRINTED BY ZRÍNYI NYOMDA RT.



MOL

Hungarian Oil
and Gas Company